Suppl.



International
Finance Corporation
WORLD BANK GROUP



Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
September 30, 2014
(Unaudited)

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

September 30, 2014

Contents

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

I. INTRODUCTION

This document should be read in conjunction with the International Finance Corporation's (IFC) consolidated financial statements and management's discussion and analysis issued for the year ended June 30, 2014 (FY14). IFC undertakes no obligation to update any forward-looking statements.

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP). IFC's accounting policies are discussed in more detail in Note A to IFC's Condensed Consolidated Financial Statements as of and for the three months ended September 30, 2014 (FY15 Q1 Financial Statements).

II. SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	September 30, 2014	September 30, 2013	June 30, 2014
Long-Term Finance	$ 2,237	$ 1,995	$ 9,967
Core Mobilization	1,402	443	5,143
Total commitments (Long-Term Finance and Core Mobilization)	**$ 3,639**	**$ 2,438**	**$ 15,110**
Income Statement (US$ millions)			
Income before grants to IDA	$ 427	$ 247	$ 1,739
Grants to IDA	-	-	(251)
Net income	**$ 427**	**$ 247**	**$ 1,488**
Less: Net losses (gains) attributable to non-controlling interests	10	(3)	(5)
Net income attributable to IFC	**$ 437**	**$ 244**	**$ 1,483**
Financial Ratios[1]			
Return on average assets (US GAAP-basis)	2.0%	1.2%	1.8%
Return on average capital (US GAAP-basis)	7.3%	4.4%	6.4%
Deployable strategic capital as a percentage of Total Resources Available	8.8%	6.9%	7.0%
External funding liquidity level	476%	363%	359%
Debt to equity ratio	2.9:1	2.8:1	2.7:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	83%	83%	78%

IFC's debt-to-equity ratio was 2.9:1, well within the maximum of 4:1 required by policy approved by IFC's Board of Directors. The externally funded liquidity ratio was 476%, above the Board required minimum of 65% and IFC's overall liquidity as a percentage of the next three years' estimated net cash needs stood at 83%, above the minimum requirement of the Board of 45%.

[1] Returns are annualized

III. OVERVIEW OF FINANCIAL RESULTS

International Finance Corporation (IFC or the Corporation) is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)[2] but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management and staff. Membership in IFC is open only to member countries of IBRD.

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. In the three months ended September 30, 2014, IFC also entered into a borrowing from IDA as explained in more detail in Note Q to the FY15 Q1 Financial Statements. Equity investments are funded from net worth. Beginning July 1, 2014, IFC has a General Funding Authorization that authorizes IFC to borrow within the limits of its risk policies without requiring annual authorizations from the Board of Directors of the Corporation as to the size of its borrowing program for the subsequent financial year.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors that can result in volatile financial performance. IFC's financial performance is detailed more fully in Section VII - Results of Operations.

THREE MONTHS ENDED SEPTEMBER 30, 2014

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $512 million in the three months ended September 30, 2014 (FY15 Q1), as compared to $325 million in the three months ended September 30, 2013 (FY14 Q1). The increase in income before net unrealized gains and losses on non-trading financial instruments and grants to IDA in FY15 Q1 when compared to FY14 Q1 of $187 million was principally as a result of (US$ millions):

	Increase (decrease) FY15 Q1 vs FY14 Q1	
Higher gains on equity investments and associated derivatives, net	$	230
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives		67
Higher foreign currency transaction gains and losses on non-trading activities		16
Lower provisions for losses on loans, guarantees and other receivables		10
Lower income from liquid asset trading activities		(9)
Higher other-than-temporary impairments on equity investments and debt securities		(132)
Other, net		5
Overall change	**$**	**187**

Net unrealized losses on non-trading financial instruments accounted for at fair value totaled $85 million in FY15 Q1 (net unrealized losses of $78 million in FY14 Q1) resulting in income before grants to IDA of $427 million in FY15 Q1, as compared to $247 million in FY14 Q1. There were no grants to IDA in FY15 Q1 and FY14 Q1. Net losses attributable to non-controlling interests totaled $10 million in FY15 Q1 ($3 million net gains in FY14 Q1). Accordingly, net income attributable to IFC totaled $437 million in FY15 Q1, as compared to $244 million in FY14 Q1.

[2] The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IV. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC's strategic focus areas are aligned to advance the World Bank Group's global priorities.

IFC provides investment, advisory and asset management services to clients in developing countries.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn't otherwise be available. IFC's financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

ADVISORY SERVICES

Advisory Services strengthen the development impact of IFC's investments, while unlocking investment by the private sector and helping businesses expand and create jobs. IFC's work includes advising national and local governments on how to improve their investment climate and strengthen basic infrastructure. The Corporation helps companies improve corporate governance, strengthen risk management, and become more sustainable - financially, environmentally, and socially. Since the end of FY14, IFC has reorganized its Advisory Services business to strengthen client focus and development impact. From July 1, 2014, IFC advisory services to governments on investment climate and financial sector development are being delivered in partnership with IBRD through WBG Global Practices. Other IFC advisory services continue to be delivered by IFC directly. This includes advisory services to non-government clients as well as assistance to governments in the design and implementation of public-private partnerships transactions.

ASSET MANAGEMENT SERVICES

AMC, a wholly-owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC's expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At September 30, 2014 AMC managed seven funds, with $6.4 billion under management: the IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund); the IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund); the IFC African, Latin American and Caribbean Fund, LP (ALAC Fund); the Africa Capitalization Fund, Ltd. (Africa Capitalization Fund); the IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund); the IFC Catalyst Fund, LP, the IFC Catalyst Fund (UK), LP and the IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds); and the IFC Global Infrastructure Fund, LP (Global Infrastructure Fund). The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the Global Capitalization Fund.

The Global Capitalization Fund established in the year ended June 30, 2009, helps strengthen systemically important banks in emerging markets.

The ALAC Fund was established in the year ended June 30, 2010 (FY10). The ALAC Fund invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY10 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

The Russian Bank Cap Fund was established in the year ended June 30, 2012 (FY12) to invest in mid-sized, commercial banks in Russia that are either: (i) privately owned and controlled; or (ii) state-owned; or (iii) controlled and on a clear path to privatization.

The Catalyst Funds were established in the year ended June 30, 2013 (FY13) to make investments in selected climate- and resource efficiency-focused private equity funds in emerging markets.

The Global Infrastructure Fund was established in FY13 to focus on making equity and equity-related investments in the infrastructure sector in global emerging markets.

The activities of the funds managed by AMC as of and for the three months ended September 30, 2014 and 2013 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Global Infrastructure Fund	Total
Assets under management as of September 30, 2014	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 550	$ 418	$ 1,200	$ 6,350
From IFC	775	225	200	-	250	75	200	1,725
From other investors	500	1,500	800	182	300	343	1,000	4,625
For the three months ended September 30, 2014:								
Disbursements from investors to Fund:								
From IFC	3	28	1	-	1	3	1	37
From other investors	2	187	3	1	1	13	4	211
Disbursements made by Fund	4	214	-	-	-	14	-	232
Disbursements made by Fund (number)	1	3	-	-	-	12	-	16

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Global Infrastructure Fund	Total
Assets under management as of September 30, 2013	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 550	$ 347	$ 1,050	$ 6,129
From IFC	775	225	200	-	250	75	200	1,725
From other investors	500	1,500	800	182	300	272	850	4,404
For the three months ended September 30, 2013:								
Disbursements from investors to Fund:								
From IFC	1	-	3	-	5	2	1	12
From other investors	1	3	11	1	6	6	8	36
Disbursements made by Fund	4	-	11	-	4	-	-	19
Disbursements made by Fund (number)	1	-	2	-	1	-	-	4

INVESTMENT PROGRAM

COMMITMENTS

In FY15 Q1, Long-Term Finance (LTF) was $2,237 million, as compared to $1,995 million in FY14 Q1 and Core Mobilization was $1,402 million, as compared to $443 million for FY14 Q1. In addition, the average outstanding balance for Short-Term Finance (STF), using the new methodology for reporting STF activity was $3,174 million at September 30, 2014, as compared to $3,006 million at June 30, 2014.

CORE MOBILIZATION

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.

FY15 Q1 and FY14 Q1 Long-term finance and Core Mobilization comprised the following (US$ millions):

	FY15 Q1	FY14 Q1
Total Long-term finance and Core Mobilization[3]	$ 3,639	$ 2,438
Long-term finance		
Loans	$ 1,659	$ 1,522
Equity investments	499	378
Guarantees	71	85
Client risk management	8	10
Total Long-term finance	$ 2,237	$ 1,995
Core Mobilization		
Loan participations, parallel loans, and other mobilization		
Loan participations	$ 644	$ 230
Parallel loans	247	18
Managed Co-lending Portfolio Program	118	-
Total loan participations, parallel loans and other mobilization	$ 1,009	$ 248
AMC		
Sub-debt Capitalization Fund	$ 150	$ -
ALAC Fund	60	38
Catalyst Funds	30	-
Equity Capitalization Fund	3	-
Russian Bank Cap Fund	-	2
Global Infrastructure Fund	-	45
Total AMC	$ 243	$ 85
Other initiatives		
Global Trade Liquidity Program and Critical Commodities Finance Program	$ 150	$ -
Public Private Partnership	-	110
Total other initiatives	$ 150	$ 110
Total Core Mobilization	$ 1,402	$ 443

DISBURSEMENTS

IFC disbursed $2,224 million for its own account in FY15 Q1 ($2,346 million in FY14 Q1): $1,706 million of loans ($1,858 million in FY14 Q1), $408 million of equity investments ($340 million in FY14 Q1), and $110 million of debt securities ($148 million in FY14 Q1).

INVESTMENT PORTFOLIO

The carrying value of IFC's investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

The carrying value of IFC's investment portfolio was $37,793 million at September 30, 2014 ($38,176 million at June 30, 2014), comprising the loan portfolio of $22,590 million ($22,589 million at June 30, 2014), the equity portfolio of $12,634 million ($12,988 million at June 30, 2014), and the debt security portfolio of $2,569 million ($2,599 million at June 30, 2014).

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies.

Guarantees of $3,453 million were outstanding (i.e., not called) at September 30, 2014 ($3,679 million at June 30, 2014).

[3] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

V. LIQUID ASSETS

IFC invests its liquid assets portfolio generally in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification along multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments using a variety of tools including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are accounted for as trading portfolios.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various industry sectors and countries.

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

The net asset value of the liquid assets portfolio was $41.4 billion at September 30, 2014 ($33.7 billion at June 30, 2014). The increase in FY15 Q1 was due to sizeable additions to the portfolio from the investment of the net proceeds of market borrowings plus returns made on the investment portfolio were partially offset by reduction due to investment disbursements.

FUNDED LIQUIDITY

The primary funding source for liquid assets for IFC is borrowings from market sources. Proceeds of borrowings from market sources not immediately disbursed into loans and loan-like debt securities (Funded Liquidity) are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.

Historically, IFC's borrowings from market sources have generally been swapped into floating-rate obligations denominated in US dollars - 1% of such borrowings at June 30, 2013 and 5% at June 30, 2014 had not been swapped. IFC seeks to promote capital markets development in developing and frontier markets through borrowings in local currencies that may not be swapped into US Dollars. In addition, IFC seeks to minimize costs associated with derivatives by sometimes foregoing the historical approach of swapping borrowings from market sources into US Dollar obligations in favor of leaving borrowing proceeds invested in the same local currency in Funded Liquidity. As a result, borrowings from market sources at September 30, 2014 that have not been swapped total 4%.

MANAGED NET WORTH

The second funding source of liquid assets is that portion of IFCs net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets is managed by third parties with the same benchmark as that part managed internally. The part of Managed Net Worth managed internally was previously reported as the P2 Portfolio and the part managed externally was previously reported as the P4 Portfolio.

For FY15 Q1, Income from liquid assets trading activities[4] from Funded Liquidity totaled $79 million and from Managed Net Worth totaled $18 million.

VI. FUNDING RESOURCES

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC's medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $7.8 billion during FY15 Q1, including $1.2 billion from IDA. ($5.9 billion in FY14 Q1 including $0 from IDA in FY14 Q1).

IFC is increasingly using its borrowings issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC's mandate to help develop domestic capital markets can result in raising local currency funds. As of September 30, 2014, $1.9 billion of such non-US$ denominated market borrowings were outstanding, denominated in Armenian drams, C.F.A. francs, Chinese renminbi, Dominican pesos, Indian rupees, Nigerian naira, Russian rubles, Rwandan francs and Zambian kwachas. Proceeds of such borrowings were invested in such local currencies, loans to clients and/or partially swapped into US dollars.

---

[4] Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

CAPITAL AND RETAINED EARNINGS

As of September 30, 2014, IFC's authorized capital was $2.58 billion ($2.58 billion - June 30, 2014), of which $2.50 billion was subscribed and paid in at September 30, 2014 ($2.50 billion at June 30, 2014).

As of September 30, 2014, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $24.23 billion, up from the June 30, 2014 level of $23.94 billion. At September 30, 2014, total capital comprised $2.50 billion of paid-in capital ($2.50 billion at June 30, 2014), $20.63 billion of retained earnings ($20.20 billion at June 30, 2014), and $1.10 billion of accumulated other comprehensive income ($1.24 billion at June 30, 2014).

Non-controlling interests totaled $0.04 billion at September 30, 2014 ($0.05 billion - June 30, 2014).

At September 30, 2014 and June 30, 2014, retained earnings comprised the following (US$ millions):

	September 30, 2014	June 30, 2014
Undesignated retained earnings	**$ 20,394**	**$ 20,002**
Designated retained earnings:		
Advisory services	179	131
Performance-based grants	20	21
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	40	42
Total designated retained earnings	**$ 239**	**$ 194**
Total retained earnings	**$ 20,633**	**$ 20,196**

SELECTIVE CAPITAL INCREASE (SCI)

On July 20, 2010, the IFC Board of Directors recommended that the IFC Board of Governors approve an increase of $130 million in the authorized share capital of IFC to $2,580 million, through the issuance of $200 million in shares (including $70 million in unallocated shares). The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) which required an amendment to IFC's Articles of Agreement.

The resolution recommended by the Board of Directors was adopted by the Board of Governors on March 9, 2012 (IFC Resolution no. 256 entitled "Amendment to the Articles of Agreement and 2010 Selective Capital Increase"). The amendment to the Articles of Agreement and the increase in the authorized share capital became effective on June 27, 2012. As of the same date, eligible members were authorized to subscribe to their allocated IFC shares. The subscription period ended on June 27, 2014 and members subscribed to 98.18% of the $200 million of issued shares, and the 1.82% of unsubscribed shares were reallocated to other members per the terms of the resolution. Payment of all subscribed shares must occur no later than June 27, 2015. As of September 30, 2014, IFC had received payments in respect of the SCI totaling $131 million.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005), grants to IDA (year ended June 30, 2006), the Global Infrastructure Project Development Fund (year ended June 30, 2008 (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on the Board of Directors-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

IFC recognizes designations of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC's consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 7, 2014, the Board of Directors approved a designation of $340 million of IFC's retained earnings for grants to IDA and a designation of $58 million of IFC's retained earnings for Advisory Services. These designations were noted with approval by the Board of Governors on October 10, 2014.

Income available for designations in FY15 Q1 (a non-GAAP measure)[5] totaled $648 million. Based on the Board-approved distribution policy, the maximum amount available for designation would be $124 million - actual designations in respect of the year-ending June 30, 2015 will ultimately be dependent on full year financial results.

[5] Income available for designations generally comprises net income excluding unrealized gains and losses on investments and unrealized gains and losses on other non-trading financial instruments, income from consolidated VIEs, and expenses reported in net income related to prior year designations.

VII. RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance. The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Performance of the equity portfolio (principally realized capital gains, dividends, equity impairments, gains on non-monetary exchanges and unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management's best estimate of future benefit cost changes and economic conditions.

The following paragraphs detail significant variances between FY15 Q1 and FY14 Q1, covering the periods included in IFC's FY15 Q1 Condensed Consolidated Financial Statements. Certain amounts in FY14 Q1 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income or total assets.

NET INCOME

IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $512 million in FY15 Q1, as compared to $325 million in FY14 Q1.

The increase in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA in FY15 Q1 when compared to FY14 Q1 was principally as a result of the following (US$ millions):

		Increase (decrease) FY15 Q1 vs FY14 Q1
Higher gains on equity investments and associated derivatives, net	$	230
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives		67
Higher foreign currency transaction gains and losses on non-trading activities		16
Lower provisions for losses on loans, guarantees and other receivables		10
Lower income from liquid asset trading activities		(9)
Higher other-than-temporary impairments on equity investments and debt securities		(132)
Other, net		5
Overall change	**$**	**187**

Net unrealized losses on non-trading financial instruments accounted for at fair value totaled $85 million in FY15 Q1, $7 million higher than net unrealized losses of $78 million in FY14 Q1. Accordingly, IFC has reported income before grants to IDA of $427 million, $180 million higher than income before grants to IDA of $247 million in FY14 Q1.

There were no grants to IDA in FY15 Q1 and FY14 Q1. Net losses attributable to non-controlling interests totaled $10 million in FY15 Q1 ($3 million net gains in FY14 Q1). Accordingly, net income attributable to IFC totaled $437 million in FY15 Q1, as compared with $244 million in FY14 Q1.

Income from loans and guarantees, realized gains and losses on loans and associated derivatives

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees, realized gains and losses on loans and associated derivatives for FY15 Q1 totaled $334 million, compared with $267 million in FY14 Q1, an increase of $67 million. Realized gains on loans and associated derivatives totaled $11 million in FY15 Q1 ($0 in FY14 Q1).

The disbursed loan portfolio grew by $794 million, from $23,598 million at September 30, 2013 to $24,392 million at September 30, 2014 ($24,407 million at June 30, 2014). The weighted average contractual interest rate on loans at September 30, 2014 was 4.5%, unchanged from September 30, 2013 and June 30, 2014. These factors resulted in $38 million higher interest income in FY15 Q1 than in FY14 Q1. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $14 million higher than in FY14 Q1. Income from IFC's participation notes over and above minimum contractual interest and other income was $6 million higher than in FY14 Q1. Commitment fees and financial fees were $2 million lower than in FY14 Q1. Realized gains on loans and associated derivatives were $11 million higher in FY15 Q1 than in FY14 Q1.

Income from equity investments and associated derivatives

Income from the equity investment portfolio, including associated derivatives, increased by $88 million from $240 million in FY14 Q1 to $328 million in FY15 Q1.

Dividend income in FY15 Q1 totaled $52 million, as compared with $74 million in FY14 Q1, a decrease of $22 million. Dividend income in FY15 Q1 included returns from four unincorporated joint ventures (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $5 million, as compared with $6 million from three such UJVs in FY14 Q1.

IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC generated realized gains on equity investments and associated derivatives for FY15 Q1 of $577 million, as compared with $176 million for FY14 Q1, an increase of $401 million. Realized gains on equity investments and associated derivatives are concentrated - in FY15 Q1, four investments generated individual capital gains in excess of $20 million for a total of $470 million, or 81%, of the FY15 Q1 realized gains, compared to three investments generated individual capital gains in excess of $20 million for a total of $137 million, or 78%, of the FY14 Q1 realized gains.

Unrealized losses on equity investments and associated derivatives totaled $123 million (gains of $48 million in FY14 Q1) principally due to reversal of previously reported unrealized gains of $141 million relating to unwinding the value of the put option that was on IFC's balance sheet at June 30, 2014.

Other-than-temporary impairments on equity investments totaled $180 million in FY15 Q1, as compared with $50 million in FY14 Q1, an increase of $130 million, reflecting deteriorating emerging markets conditions and some adverse project specific developments during FY15 Q1.

Income from debt securities and realized gains and losses on associated derivatives

Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $41 million in FY15 Q1 from $9 million in FY14 Q1, an increase of $32 million. The largest components of the increase were higher interest income ($11 million) and realized gains on debt securities and associated derivatives ($23 million) in FY15 Q1 when compared with FY14 Q1.

Provision for losses on loans, guarantees and other receivables

The quality of the loan portfolio, as measured by credit risk ratings, improved marginally at FY15 Q1-end compared to FY14-end but has been broadly stable for the past eight quarters. The average weighted country risk level remained unchanged from FY14-end. By another measure, non-performing loans decreased from $1,342 million of the disbursed loan portfolio at June 30, 2014 to $1,300 million at September 30, 2014.

IFC has recorded a provision for losses on loans, guarantees and other receivables of $19 million in FY15 Q1 ($57 million of specific provisions on loans; $42 million release of portfolio provisions on loans; $2 million release of provision on guarantees; and $6 million provision on other receivables) as compared to a provision of $29 million in FY14 Q1 ($49 million of specific provisions on loans; $19 million release of portfolio provisions on loans; and $1 million release of provision on guarantees).

On September 30, 2014, IFC's total reserves against losses on loans were $1,668 million ($1,686 million at June 30, 2014), a decrease of $18 million.

Specific reserves against losses on loans at September 30, 2014 of $876 million ($838 million at June 30, 2014) are held against impaired loans of $1,704 million ($1,725 million at June 30, 2014), a coverage ratio of 51% (49% at June 30, 2014).

Income from liquid asset trading activities

The liquid assets portfolio, net of derivatives and securities lending activities, increased from $33.7 billion at June 30, 2014, to $41.4 billion at September 30, 2014. Income from liquid asset trading activities totaled $97 million in FY15 Q1 ($106 million in FY14 Q1).

Interest income in FY15 Q1 totaled $151 million. In addition, the portfolio of ABS and MBS experienced fair value losses totaling $5 million in FY15 Q1. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $49 million of losses in FY15 Q1, for a total net loss of $54 million.

At September 30, 2014, trading securities with a fair value of $177 million are classified as Level 3 securities ($188 million on June 30, 2014).

Charges on borrowings

IFC's charges on borrowings increased by $12 million, from $43 million in FY14 Q1 (net of $1 million gains on extinguishment of borrowings) to $55 million in FY15 Q1 (net of $0 gain on extinguishment of borrowings), due to the increase in borrowings outstanding partially offset by the decrease in average LIBOR rates between FY14 Q1 and FY15 Q1.

Other income

Other income of $98 million for FY15 Q1 was $11 million higher than in FY14 Q1 ($87 million). Other income in FY15 Q1 includes management fees and service fee reimbursements from AMC of $14 million ($14 million in FY14 Q1) and income from advisory services of $50 million ($41 million in FY14 Q1).

Other expenses

Administrative expenses (the principal component of other expenses) increased by $2 million from $220 million in FY14 Q1 to $222 million in FY15 Q1. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and expenses incurred in relation to workout situations ($5 million in FY15 Q1, as compared with $5 million in FY14 Q1).

IFC recorded expenses from pension and other postretirement benefit plans in FY15 Q1 of $49 million, an increase of $6 million from $43 million in FY14 Q1 generally reflecting higher service and interest cost, net of increased expected return on plan assets.

Advisory services expenses totaled $62 million in FY15 Q1 ($55 million in FY14 Q1).

Net unrealized gains and losses on non-trading financial instruments

IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives and (iii) substantially all market borrowings.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY15 Q1 and FY14 Q1 are summarized as follows (US$ millions):

	FY15 Q1	FY14 Q1
Unrealized losses on loans, debt securities and associated derivatives	$ **(14)**	$ (52)
Unrealized losses on borrowings from market, IDA and associated derivatives, net	**(71)**	(26)
Net unrealized gains and losses on other non-trading financial instruments accounted for at fair value	**$ (85)**	$ (78)

Changes in the fair value of IFC's market borrowings and associated derivatives, net, includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter cash flow. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY15 Q1, modest revaluation gains were incurred on market borrowings, on balance, across funding currency portfolios that were more than offset by losses on related economic hedges. The cost of economically hedging borrowings in US dollars after swaps was largely unchanged with respect to the US dollar benchmark on FY15 first quarter-end as compared to FY14 fiscal year-end. The cost of economically hedging borrowings in Japanese yen and Australian dollars was moderately more expensive FY15 first-quarter-end than in FY14 fiscal year-end, while the cost of hedging the fair value of New Zealand dollar borrowings fell during FY15 Q1. As a result, IFC has reported net $71 million of unrealized losses on market borrowings and associated derivatives in FY15 Q1 ($26 of unrealized losses for the same period in FY14).

IFC reported net unrealized losses on loans, debt securities and associated derivatives (principally conversion features, warrants and interest rate and currency swaps economically hedging the fixed rate and/or non-US$ loan portfolio) of $14 million in FY15 Q1 (net unrealized losses of $52 million in FY14 Q1).

OTHER COMPREHENSIVE INCOME

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows (US$ millions):

	FY15 Q1	FY14 Q1
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	$ **495**	$ 294
Unrealized losses	**(357)**	(212)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	**(254)**	(80)
Net unrealized gains and losses on equity investments	$ **(116)**	$ 2
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ **47**	$ 23
Unrealized losses	**(68)**	(50)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	**(18)**	3
Net unrealized gains and losses on debt securities	$ **(39)**	$ (24)
Total unrealized gains and losses on equity investments and debt securities	$ **(155)**	$ (22)

VIII. SENIOR MANAGEMENT CHANGES SINCE JUNE 30, 2014

During FY14, IFC announced a series of steps to simplify IFC's organizational structure and deepen IFC's engagement within the WBG. Accordingly, the regional Vice Presidencies, the Risk Management and Portfolio Vice Presidency and the Business Advisory Services Vice Presidency have been restructured into three new Vice Presidency Units ("VPUs") effective October 1, 2014 as follows:

A new Global Client Services VPU that encompasses investments, advice, and client relationships. The Global Client Services VPU is led by Dimitris Tsitsiragos and Jean Philippe Prosper and consists of a Client Solutions Group and a Client Coverage Group.

A new Corporate Risk & Sustainability VPU that unifies IFC's transaction-enabling services. The Corporate Risk & Sustainability VPU is led by James Scriven and Ethiopis Tafara and consists of three new units; a Transactional Risk Solutions Group, a Corporate Risk management Group, and Corporate Legal. Ethiopis Tafara continues to serve as IFC's General Counsel.

A Global Partnerships VPU to facilitate smooth interaction with our counterparts in the WBG and ensure strong private sector engagement. The Global Partnerships VPU is led by Karin Finkelston and Nena Stoiljkovic and functions through two core units, a Programs Group and a Partner Coverage Group.

The following is a list of the principal officers of IFC as of October 1, 2014:

President .... Dr. Jim Yong Kim
Executive Vice President and CEO .... Jin-Yong Cai
Vice President, Global Client Services .... Dimitris Tsitsiragos
Vice President, Global Client Services .... Jean Philippe Prosper
Vice President, Global Partnerships .... Karin Finkelston
Vice President, Global Partnerships .... Nena Stoiljkovic
Vice President, Corporate Risk & Sustainability and General Counsel .... Ethiopis Tafara
Vice President, Corporate Risk & Sustainability .... James Scriven
Vice President, Treasury and Syndications .... Jingdong Hua
CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC) .... Gavin E.R. Wilson

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2014

Contents

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

as of September 30, 2014 (unaudited) and June 30, 2014 (unaudited)

(US$ millions)

	September 30	June 30
Assets		
Cash and due from banks	$ 1,249	$ 819
Time deposits	7,203	5,916
Trading securities - Note K	40,048	33,287
Securities purchased under resale agreements - Note P	526	420
Investments - Notes B, D, E, F, K and M		
Loans		
($767 at September 30, 2014 and $683 - June 30, 2014 at fair value; $26 at September 30, 2014 and $30 - June 30, 2014 at lower of cost or fair value; net of reserve against losses of $1,668 at September 30, 2014 and $1,686 - June 30, 2014) - Notes D, E and K	22,590	22,589
Equity investments ($9,677 at September 30, 2014 and $10,023 - June 30, 2014 at fair value) - Notes B, D, G and K	12,634	12,988
Debt securities - Notes D, F and K	2,569	2,599
Total investments	37,793	38,176
Derivative assets - Notes J, K and P	2,902	2,913
Receivables and other assets	2,962	2,599
Total assets	**$ 92,683**	**$ 84,130**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received - Note P	$ 6,017	$ 5,288
Borrowings outstanding - Note K		
From market and other sources at amortized cost	1,657	1,726
From market sources at fair value	51,866	47,534
From International Development Association at fair value	1,146	-
From International Bank for Reconstruction and Development at amortized cost	221	221
Total borrowings	54,890	49,481
Derivative liabilities - Notes J, K and P	2,681	1,985
Payables and other liabilities	4,819	3,386
Total liabilities	68,407	60,140
Capital		
Capital stock, authorized (2,580,000 - September 30, 2014 and June 30, 2014) shares of $1,000 par value each		
Subscribed and paid-in	2,503	2,502
Accumulated other comprehensive income - Note H	1,096	1,239
Retained earnings - Note H	20,633	20,196
Total IFC capital	24,232	23,937
Non-controlling interests	44	53
Total capital	24,276	23,990
Total liabilities and capital	**$ 92,683**	**$ 84,130**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED INCOME STATEMENTS

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	2014	2013
Income from investments		
Income from loans and guarantees, realized gains and losses on loans and associated derivatives - Note E	$ 334	$ 267
Provision for losses on loans, guarantees and other receivables - Note E	(19)	(29)
Income from equity investments and associated derivatives - Note G	328	240
Income from debt securities and realized gains and losses on debt securities and associated derivatives - Note F	41	9
Total income from investments	**684**	**487**
Income from liquid asset trading activities - Note C	97	106
Charges on borrowings	(55)	(43)
Income from investments and liquid asset trading activities, after charges on borrowings	**726**	**550**
Other income		
Advisory services income	50	41
Service fees	27	16
Other - Note B	21	30
Total other income	**98**	**87**
Other expenses		
Administrative expenses	(222)	(220)
Advisory services expenses	(62)	(55)
Expense from pension and other postretirement benefit plans - Note O	(49)	(43)
Other - Note B	(8)	(7)
Total other expenses	**(341)**	**(325)**
Foreign currency transaction gains and losses on non-trading activities	29	13
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**512**	**325**
Net unrealized losses on non-trading financial instruments accounted for at fair value - Note I	(85)	(78)
Net income	**427**	**247**
Less: Net losses (gains) attributable to non-controlling interests	10	(3)
Net income attributable to IFC	**$ 437**	**$ 244**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	2014	2013
Net income attributable to IFC	**$ 437**	**$ 244**
Other comprehensive income (loss)		
Unrealized gains and losses on debt securities		
Net unrealized losses on available-for-sale debt securities arising during the period	(21)	(27)
Reclassification adjustment for realized gains included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	(23)	-
Reclassification adjustment for other-than-temporary impairments included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	5	3
Net unrealized losses on debt securities	**(39)**	**(24)**
Unrealized gains and losses on equity investments		
Net unrealized gains on equity investments arising during the period	138	82
Reclassification adjustment for realized gains included in net income (Income from equity investments and associated derivatives)	(363)	(115)
Reclassification adjustment for other-than-temporary impairments included in net income (Income from equity investments and associated derivatives)	109	35
Net unrealized (losses) gains on equity investments	**(116)**	**2**
Net unrecognized actuarial gains and unrecognized prior service credits on benefit plans - Note O	12	9
Total other comprehensive loss	**(143)**	**(13)**
Total comprehensive income attributable to IFC	**$ 294**	**$ 231**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	Attributable to IFC							
	Undesignated retained earnings	Designated retained earnings	**Total retained earnings**	Accumulated other comprehensive income - Note H	Capital stock	**Total IFC capital**	Non-controlling interests	**Total capital**
At June 30, 2013	$ 18,435	$ 278	$ 18,713	$ 1,121	$ 2,403	$ 22,237	$ 38	$ 22,275
Three months ended September 30, 2013								
Net income attributable to IFC	244		244			244		244
Other comprehensive loss			-	(13)		(13)		(13)
Expenditures against designated retained earnings - Note H	16	(16)	-			-		-
Non-controlling interests issued			-			-	6	6
Net gains attributable to non-controlling interests			-			-	3	3
At September 30, 2013	$ 18,695	$ 262	$ 18,957	$ 1,108	$ 2,403	$ 22,468	$ 47	$ 22,515
At June 30, 2014	$ 20,002	$ 194	$ 20,196	$ 1,239	$ 2,502	$ 23,937	$ 53	$ 23,990
Three months ended September 30, 2014								
Net income attributable to IFC	437		437			437		437
Other comprehensive loss			-	(143)		(143)		(143)
Payments received for IFC capital stock subscribed					1	1		1
Designations of retained earnings - Note H	(58)	58	-			-		-
Expenditures against designated retained earnings - Note H	13	(13)	-			-		-
Non-controlling interests issued			-			-	1	1
Net losses attributable to non-controlling interests			-			-	(10)	(10)
At September 30, 2014	$ 20,394	$ 239	$ 20,633	$ 1,096	$ 2,503	$ 24,232	$ 44	$ 24,276

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	2014	2013
Cash flows from investing activities		
Loan disbursements	$ (1,706)	$ (1,858)
Investments in equity securities	(408)	(340)
Investments in debt securities	(110)	(148)
Loan repayments	1,299	883
Debt securities repayments	65	69
Proceeds from sales of equity investments	1,100	261
Proceeds from sales of debt securities	40	-
Net cash provided by (used in) investing activities	**280**	**(1,133)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	7,860	5,982
Retirement	(1,124)	(1,446)
Medium and long-term borrowings related derivatives, net	(24)	(45)
Short-term borrowings, net	339	93
Capital subscriptions	1	-
Non-controlling interests issued	1	6
Net cash provided by financing activities	**7,053**	**4,590**
Cash flows from operating activities		
Net income attributable to IFC	437	244
Add: Net (losses) gains attributable to non-controlling interests	(10)	3
Net income	427	247
Adjustments to reconcile net income to net cash used in operating activities:		
Realized gains on loans and associated derivatives, net	(11)	-
Realized gains on debt securities and associated derivatives, net	(23)	-
Gains on equity investments and related derivatives, net	(454)	(224)
Provision for losses on loans, guarantees and other receivables	19	29
Other-than-temporary impairments on debt securities	5	3
Other-than-temporary impairments on equity investments	180	50
Net discounts paid on retirement of borrowings	(2)	(1)
Net realized gains on extinguishment of borrowings	-	(1)
Foreign currency transaction gains on non-trading activities	(29)	(13)
Net unrealized losses on non-trading financial instruments accounted for at fair value	85	78
Change in accrued income on loans, time deposits and securities	(147)	(85)
Change in payables and other liabilities	710	1,123
Change in receivables and other assets	(217)	(648)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(6,013)	(2,561)
Net cash used in operating activities	**(5,470)**	**(2,003)**
Change in cash and cash equivalents	1,863	1,454
Effect of exchange rate changes on cash and cash equivalents	(146)	(39)
Net change in cash and cash equivalents	1,717	1,415
Beginning cash and cash equivalents	6,735	6,505
Ending cash and cash equivalents	**$ 8,452**	**$ 7,920**
Composition of cash and cash equivalents		
Cash and due from banks	$ 1,249	$ 615
Time deposits	7,203	7,305
Total cash and cash equivalents	**$ 8,452**	**$ 7,920**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	2014	2013
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ (406)	$ 45
Debt securities	(49)	(6)
Loan and debt security-related currency swaps	427	1
Borrowings	1,539	(178)
Borrowing-related currency swaps	(1,457)	174
Charges on borrowings paid, net	$ 33	$ 36
Non-cash items:		
Loan and debt security conversion to equity, net	$ 17	$ 2

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC's financial position and results of operation.

Condensed Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform to the current year's presentation.

Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes L and N.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:

i) all majority-owned subsidiaries;
ii) limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii) variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC's condensed consolidated balance sheet and condensed consolidated income statement as "non-controlling interests" and "net gains / losses attributable to non-controlling interests", respectively.

An entity is a VIE if:

i) its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii) its equity investors do not have decision-making rights about the entity's operations; or
iii) its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE unless:

i) the entity has the attributes of an investment company or for which it is industry practice to account for their assets at fair value through earnings;
ii) IFC has an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity; and
iii) the entity is a securitization vehicle, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

In those cases, IFC is considered to be the entity's primary beneficiary if it will absorb the majority of the VIE's expected losses or expected residual returns.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities:

i) investees in which IFC has significant influence:
   a) direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans)
   b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;
ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;
iii) all equity interests in funds;
iv) certain hybrid instruments in the investment portfolio; and
v) all market borrowings, except for such borrowings having no associated derivative instruments.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Equity securities held by consolidated subsidiaries that are investment companies
Pursuant to ASC Topic 946, *Financial Services - Investment Companies* (ASC 946) and ASC Topic 810, *Consolidation*, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Notwithstanding the following paragraph, pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC's equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2014 and June 30, 2014. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments and associated derivatives when received. Capital losses are recognized when incurred.

Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other-than-temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other-than-temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on debt securities and associated derivatives on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the condensed consolidated balance sheet.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for any of its lending-related derivatives.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – .In June 2013, the FASB issued ASU 2013-08, *Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements* (ASU 2013-08). Among other things, ASU 2013-08 amends the criteria for an entity to qualify as an investment company under ASC Topic 946, introduces new disclosure requirements applicable to investment companies, and amends the measurement criteria for certain investments by an investment company in another investment company. ASU 2013-08 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2013 (which is the year ending June 30, 2015 for IFC). IFC adopted ASU 2013-08 on July 1, 2014 with no material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Accounting and financial reporting developments – In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of September 30, 2014. IFC continues to evaluate the potential future implications of the Act.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. ASU 2014-09 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2014-09.

In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* (ASU 2014-11). ASU 2014-11 requires secured borrowing accounting for repurchase-to-maturity transactions, eliminates current accounting guidance on linking repurchase financing transactions and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and repurchase agreements, securities lending transactions and repurchase to maturity transactions accounted for as secured borrowings. ASU 2014-10 is applicable for the first interim or annual reporting period ending after December 15, 2014 (which is the interim period ending December 31, 2014 for IFC). IFC is currently evaluating the impact of ASU 2014-11.

In August 2014, The FASB issued ASU 2014-15, *Presentation of Financial Instruments - Going Concern* (ASU 2014-15). ASU 2014-15 requires reporting entities to perform interim and annual assessments of their ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year of the date on which the financial statements are available to be issued). A reporting entity will be required to make certain disclosures if there is substantial doubt about the entity's ability to continue to as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016 (which is the annual period ending June 30, 2017 for IFC) and for interim periods thereafter.

In November 2014, the FASB issued ASU 2014-16, *Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity* (ASU 2014-16). ASU 2014-16 requires, for purposes of evaluating embedded features for bifurcation under ASU 815, the determination of the nature of a host contract issued in share form to be based on the economic characteristics and risks of the entire hybrid instrument, including the embedded feature being evaluated. Further, the ASU stipulates that the existence or omission of any single term or feature does not necessarily determine the economic characteristics and risks of the host. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (Which is the year ending June 30, 2017 for IFC). IFC is currently evaluating the impact of ASU 2014-16.

In addition, during the three months ended September 30, 2014, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC's traditional investor pool and manages third-party capital. AMC is consolidated into IFC's financial statements. At September 30, 2014, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2014).

As a result of the consolidation of AMC, amounts included in IFC's condensed consolidated balance sheet at September 30, 2014 and June 30, 2014 comprise (US$ millions):

	September 30, 2014	June 30, 2014
Cash, receivables and other assets	$ 49	$ 46
Equity investments	*	*
Payables and other liabilities	2	2

As a result of the consolidation of AMC, amounts included in IFC's condensed consolidated income statement for the three months ended September 30, 2014 and 2013 comprise (US$ millions):

	September 30, 2014	September 30, 2013
Other income	$ 14	$ 14
Other expenses	4	3

At September 30, 2014, AMC managed seven funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC's ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC's ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	-
IFC Russian Bank Capitalization Fund, LP	45%
IFC Catalyst Funds**	18%**
IFC Global Infrastructure Fund, LP	17%

* less than 0.5 million.
** The ownership interest of 18% reflects IFC's ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

IFC's investments in AMC Funds, except for the IFC Russian Bank Capitalization Fund, LP (RBCF), are accounted for at fair value under the Fair Value Option. RBCF, created in June 2012, is consolidated into IFC's financial statements because of the presumption of control by IFC as owner of the general partner of RBCF.

As a result of consolidating RBCF, IFC's condensed consolidated balance sheet at September 30, 2014 includes $82 million of equity investments ($98 million - June 30, 2014), and non-controlling interests of $44 million ($53 million - June 30, 2014). These non-controlling interests meet the ASC's definition of mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the non-controlling interest holders and IFC. RBCF's termination date is 2021 with a possible extension to 2023. As RBCF is considered an investment company, its investment securities (equity investments) are measured at fair value in IFC's condensed consolidated balance sheet; therefore, the settlement value or estimate of cash that would be due and payable to settle these non-controlling interests, assuming an orderly liquidation of RBCF on September 30, 2014, approximates the $44 million of non-controlling interests reflected on IFC's condensed consolidated balance sheet at September 30, 2014.

Other Consolidated entities

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. The Sukuk is scheduled to mature in November 2014. Hilal Sukuk Company is a VIE and has been consolidated into these Condensed Consolidated Financial Statements, albeit with no material impact. The collective impact of this and other entities consolidated into these Condensed Consolidated Financial Statements under the VIE or voting interest model is insignificant.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from the liquid asset trading activities for the three months ended September 30, 2014 and 2013 comprises (US$ millions):

	2014	2013
Interest income, net	$ 151	$ 105
Net gains and losses on trading activities (realized and unrealized)	(54)	1
Total income from liquid asset trading activities	**$ 97**	**$ 106**

Net gains and losses on trading activities comprises net losses on asset-backed and mortgage-backed securities of $5 million for the three months ended September 30, 2014 ($9 million net gains - three months ended September 30, 2013), and net losses on other trading securities of $49 million in the three months ended September 30, 2014 ($8 million net losses - three months ended September 30, 2013).

NOTE D – INVESTMENTS*

The carrying amount of investments at September 30, 2014 and June 30, 2014 comprises (US$ millions):

	September 30, 2014	June 30, 2014
Loans		
Loans at amortized cost	$ 23,465	$ 23,562
Less: Reserve against losses on loans	(1,668)	(1,686)
Loans at amortized cost less reserve against losses	21,797	21,876
Loans held for sale at lower of amortized cost or fair value	26	30
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $740 at September 30, 2014, $648 - June 30, 2014)	767	683
Total loans	**22,590**	**22,589**
Equity investments		
Equity investments at cost less impairment**	2,957	2,965
Equity investments accounted for at fair value as available-for-sale (cost $2,403 at September 30, 2014, $2,665 - June 30, 2014)	4,462	4,840
Equity investments accounted for at fair value (cost $4,119 at September 30, 2014, $4,109 - June 30, 2014)	5,215	5,183
Total equity investments	**12,634**	**12,988**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $2,170 at September 30, 2014, $2,167 - June 30, 2014)	2,198	2,234
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $375 at September 30, 2014, $367 - June 30, 2014)	371	365
Total debt securities	**2,569**	**2,599**
Total carrying amount of investments	**$ 37,793**	**$ 38,176**

* Beginning July 1, 2014, IFC started reporting investments under a new industry sector, namely, Telecom, media & technology, and venture investing. Prior to July 1, 2014, these investments were reported under Financial markets and Infrastructure and natural resources.

** Equity investments at cost less impairment at September 30, 2014 includes unrealized gains of $2 million ($2 million - June 30, 2014) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair vales are no longer available.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees, realized gains and losses on loans and associated derivatives for the three months ended September 30, 2014 and 2013 comprise the following (US$ millions):

	2014	2013
Interest income	$ 289	$ 231
Commitment fees	10	10
Other financial fees	24	26
Realized gains on loans and associated derivatives	11	-
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	**$ 334**	**$ 267**

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the three months ended September 30, 2014 and 2013, and for the years ended June 30, 2014 and 2013, as well as the related recorded investment in loans, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended September 30, 2014			Three months ended September 30, 2013		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 838	$ 848	$ 1,686	$ 741	$ 887	$ 1,628
Provision for (release of provision for) losses on loans	57	(42)	15	49	(19)	30
Recoveries of previously written-off loans	1	-	1	1	-	1
Foreign currency transaction adjustments	(14)	(14)	(28)	-	4	4
Other adjustments*	(6)	-	(6)	5	-	5
Ending balance	**$ 876**	**$ 792**	**$ 1,668**	**$ 796**	**$ 872**	**$ 1,668**
Related recorded investment in loans evaluated for impairment**	$ 23,465	$ 21,761	$ 23,465	$ 22,875	$ 21,457	$ 22,875
Recorded investment in loans with specific reserves	$ 1,704			$ 1,418		

	Year ended June 30, 2014			Year ended June 30, 2013		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 741	$ 887	$ 1,628	$ 447	$ 934	$ 1,381
Provision for (release of provision for) losses on loans	127	(44)	83	298	(49)	249
Write-offs	(44)	-	(44)	(13)	-	(13)
Recoveries of previously written-off loans	1	-	1	-	-	-
Foreign currency transaction adjustments	1	5	6	(2)	2	-
Other adjustments*	12	-	12	11	-	11
Ending balance	**$ 838**	**$ 848**	**$ 1,686**	**$ 741**	**$ 887**	**$ 1,628**
Related recorded investment in loans evaluated for impairment**	$ 23,562	$ 21,837	$ 23,562	$ 21,923	$ 20,520	$ 21,923
Recorded investment in loans with specific reserves	$ 1,725			$ 1,403		

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the three months ended September 30, 2014 and 2013, and for the years ended June 30, 2014 and 2013, are summarized below (US$ millions):

	Three months ended September 30,		Year ended June 30,	
	2014	2013	2014	2013
Beginning balance	$ 22	$ 17	$ 17	$ 21
(Release of) provision for losses on guarantees	(2)	(1)	5	(4)
Ending balance	**$ 20**	**$ 16**	**$ 22**	**$ 17**

Changes in the reserve against losses on other receivables for the three months ended September 30, 2014 and 2013, and for the years ended June 30, 2014 and 2013, are summarized below (US$ millions):

	Three months ended September 30,		Year ended June 30,	
	2014	2013	2014	2013
Beginning balance	$ 3	$ 3	$ 3	$ 5
Provision for (release of provision) losses on other receivables	6	-	-	(2)
Ending balance	**$ 9**	**$ 3**	**$ 3**	**$ 3**

Impaired loans

The average recorded investment and the recorded investment in loans at amortized cost that are impaired at September 30, 2014 and June 30, 2014 are as follows (US$ millions):

	September 30, 2014	June 30,2014
Average recorded investment in loans at amortized cost that are impaired	$ 1,726	$ 1,656
Recorded investment in loans at amortized cost that are impaired	1,704	1,725

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

September 30, 2014	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 154	$ 156	$ 95	$ 154	$ -
Europe, Middle East and North Africa	629	632	378	636	5
Sub-Saharan Africa, Latin America and Caribbean	309	363	173	314	1
Other	15	15	14	15	-
Total manufacturing, agribusiness and services	1,107	1,166	660	1,119	6
Financial markets					
Asia	-	2	-	-	-
Europe, Middle East and North Africa	4	5	5	5	-
Sub-Saharan Africa, Latin America and Caribbean	43	68	39	44	3
Total financial markets	47	75	44	49	3
Infrastructure and natural resources					
Asia	136	135	52	135	-
Europe, Middle East and North Africa	179	179	38	187	2
Sub-Saharan Africa, Latin America and Caribbean	139	139	58	139	2
Other	96	97	24	97	4
Total infrastructure and natural resources	550	550	172	558	8
Total	**$ 1,704**	**$ 1,791**	**$ 876**	**$ 1,726**	**$ 17**

IFC had no impaired loans at September 30, 2014 with no specific reserves.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2014				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 154	$ 156	$ 94	$ 154	$ 1
Europe, Middle East and North Africa	518	521	335	504	5
Sub-Saharan Africa, Latin America and Caribbean	344	400	185	330	6
Other	15	15	14	15	-
Total manufacturing, agribusiness and services	1,031	1,092	628	1,003	12
Financial markets					
Asia	-	2	-	-	-
Europe, Middle East and North Africa	5	5	5	5	-
Sub-Saharan Africa, Latin America and Caribbean	10	35	8	11	1
Total financial markets	15	42	13	16	1
Infrastructure and natural resources					
Asia	132	132	51	126	5
Europe, Middle East and North Africa	193	193	34	193	7
Sub-Saharan Africa, Latin America and Caribbean	248	248	87	224	5
Other	106	106	25	94	1
Total infrastructure and natural resources	679	679	197	637	18
Total	$ 1,725	$ 1,813	$ 838	$ 1,656	$ 31

IFC had no impaired loans at June 30, 2014 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued and the interest income on such loans for the periods ended September 30, 2014 and June 30, 2014 is summarized as follows (US$ millions):

	September 30, 2014	June 30, 2014
Loans on which the accrual of interest has been discontinued	$ 1,300	$ 1,342
Interest income not recognized on nonaccruing loans	16	104
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	16	19

The recorded investment in nonaccruing loans at amortized cost at September 30, 2014 and June 30, 2014 is summarized by industry sector and geographic region as follow (US$ millions):

	September 30, 2014			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 144	$ -	$ 100	$ 244
Europe, Middle East and North Africa	480	5	21	506
Sub-Saharan Africa, Latin America and Caribbean	335	31	103	469
Other	15	1	-	16
Total disbursed loans at amortized cost	$ 974	$ 37	$ 224	$ 1,235

	June 30, 2014			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 144	$ -	$ 96	$ 240
Europe, Middle East and North Africa	458	5	21	484
Sub-Saharan Africa, Latin America and Caribbean	382	-	160	542
Other	15	1	-	16
Total disbursed loans at amortized cost	$ 999	$ 6	$ 277	$ 1,282

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	September 30, 2014					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ 2	$ 3	$ 144	$ 149	$ 1,813	$ 1,962
Europe, Middle East and North Africa	62	25	502	589	2,587	3,176
Sub-Saharan Africa, Latin America and Caribbean	-	2	283	285	2,260	2,545
Other	-	-	15	15	781	796
Total manufacturing, agribusiness and services	64	30	944	1,038	7,441	8,479
Financial markets						
Asia	-	-	-	-	2,188	2,188
Europe, Middle East and North Africa	-	-	5	5	2,045	2,050
Sub-Saharan Africa, Latin America and Caribbean	-	-	2	2	2,234	2,236
Other	-	-	1	1	501	502
Total financial markets	-	-	8	8	6,968	6,976
Infrastructure and natural resources						
Asia	-	-	87	87	1,877	1,964
Europe, Middle East and North Africa	-	-	21	21	2,112	2,133
Sub-Saharan Africa, Latin America and Caribbean	-	-	49	49	3,825	3,874
Other	-	-	-	-	129	129
Total infrastructure and natural resources	-	-	157	157	7,943	8,100
Telecom, media & technology, and venture investing						
Europe, Middle East and North Africa	-	-	-	-	36	36
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	42	42
Total telecom, media & technology, and venture investing	-	-	-	-	78	78
Total disbursed loans at amortized cost	**$ 64**	**$ 30**	**$ 1,109**	**$ 1,203**	**$ 22,430**	**$ 23,633**
Unamortized deferred loan origination fees, net and other						(131)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(37)
Recorded investment in loans at amortized cost						**$ 23,465**

At September 30, 2014, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2014					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ 2	$ 144	$ 146	$ 1,725	$ 1,871
Europe, Middle East and North Africa	-	-	458	458	2,626	3,084
Sub-Saharan Africa, Latin America and Caribbean	12	35	265	312	2,021	2,333
Other	250	-	-	250	1,096	1,346
Total manufacturing, agribusiness and services	262	37	867	1,166	7,468	8,634
Financial markets						
Asia	-	-	-	-	2,084	2,084
Europe, Middle East and North Africa	-	-	5	5	2,074	2,079
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	2,128	2,128
Other	-	-	1	1	521	522
Total financial markets	-	-	6	6	6,807	6,813
Infrastructure and natural resources						
Asia	-	-	87	87	1,775	1,862
Europe, Middle East and North Africa	-	-	21	21	2,252	2,273
Sub-Saharan Africa, Latin America and Caribbean	-	-	160	160	3,578	3,738
Other	-	-	-	-	418	418
Total infrastructure and natural resources	-	-	268	268	8,023	8,291
Total disbursed loans at amortized cost	**$ 262**	**$ 37**	**$ 1,141**	**$ 1,440**	**$ 22,298**	**$ 23,738**
Unamortized deferred loan origination fees, net and other						(137)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(39)
Recorded investment in loans at amortized cost						**$ 23,562**

At June 30, 2014, loans 90 days or greater past due still accruing totaled less than $0.5 million.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well-defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC's loans at amortized cost by credit quality indicator updated effective September 30, 2014 and June 30, 2014 respectively, as well as by industry sector and geographic region follows (US$ millions):

	September 30, 2014							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 412	$ 644	$ 673	$ 73	$ 63	$ 97	$ 1,962
Europe, Middle East and North Africa	3	458	728	1,103	391	117	376	3,176
Sub-Saharan Africa, Latin America and Caribbean	60	240	832	934	200	89	190	2,545
Other	-	642	89	50	-	15	-	796
Total manufacturing, agribusiness and services	63	1,752	2,293	2,760	664	284	663	8,479
Financial markets								
Asia	26	1,096	757	282	27	-	-	2,188
Europe, Middle East and North Africa	-	583	977	387	99	-	4	2,050
Sub-Saharan Africa, Latin America and Caribbean	-	618	1,347	195	33	10	33	2,236
Other		250	1	250	1	-	-	502
Total financial markets	26	2,547	3,082	1,114	160	10	37	6,976
Infrastructure and natural resources								
Asia	-	316	739	706	103	39	61	1,964
Europe, Middle East and North Africa	-	149	680	1,126	157	-	21	2,133
Sub-Saharan Africa, Latin America and Caribbean	300	242	1,929	875	369	131	28	3,874
Other	-	22	-	-	-	107	-	129
Total infrastructure and natural resources	300	729	3,348	2,707	629	277	110	8,100
Telecom, media & technology, and venture investing								
Europe, Middle East and North Africa	-	-	36	-	-	-	-	36
Sub-Saharan Africa, Latin America and Caribbean	-	-	39	3	-	-	-	42
Total telecom, media & technology, and venture investing	-	-	75	3	-	-	-	78
Total disbursed loans at amortized cost	**$ 389**	**$ 5,028**	**$ 8,798**	**$ 6,584**	**$ 1,453**	**$ 571**	**$ 810**	**$ 23,633**
Unamortized deferred loan origination fees, net and other								(131)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(37)
Recorded investment in loans at amortized cost								**$ 23,465**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2014	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 523	$ 538	$ 610	$ 45	$ 58	$ 97	$ 1,871
Europe, Middle East and North Africa	3	385	799	1,051	387	93	366	3,084
Sub-Saharan Africa, Latin America and Caribbean	50	224	809	749	221	136	144	2,333
Other	-	914	162	242	13	15	-	1,346
Total manufacturing, agribusiness and services	53	2,046	2,308	2,652	666	302	607	8,634
Financial markets								
Asia	-	1,011	844	200	29	-	-	2,084
Europe, Middle East and North Africa	-	536	887	550	101	-	5	2,079
Sub-Saharan Africa, Latin America and Caribbean	-	631	1,277	198	13	9	-	2,128
Other	-	250	1	270	1	-	-	522
Total financial markets	-	2,428	3,009	1,218	144	9	5	6,813
Infrastructure and natural resources								
Asia	-	319	657	692	98	35	61	1,862
Europe, Middle East and North Africa	-	180	609	1,291	172	-	21	2,273
Sub-Saharan Africa, Latin America and Caribbean	300	172	1,779	882	491	86	28	3,738
Other	-	26	27	83	175	107	-	418
Total infrastructure and natural resources	300	697	3,072	2,948	936	228	110	8,291
Total disbursed loans at amortized cost	**$ 353**	**$ 5,171**	**$ 8,389**	**$ 6,818**	**$ 1,746**	**$ 539**	**$ 722**	**$ 23,738**
Unamortized deferred loan origination fees, net and other								(137)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(39)
Recorded investment in loans at amortized cost								**$ 23,562**

Loan modifications during the three months ended September 30, 2014 considered troubled debt restructurings were not significant. There were no loans that defaulted during the three months ended September 30, 2014 that had been modified in a troubled debt restructuring within 12 months prior to the date of default.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2014 totaled $4,453 million ($4,661 million - June 30, 2014). Guarantees of $3,453 million that were outstanding (i.e., not called) at September 30, 2014 ($3,679 million - June 30, 2014), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES

Income from debt securities and realized gains and losses on debt securities and associated derivatives for the three months ended September 30, 2014 and 2013 comprise the following (US$ millions):

	2014	2013
Interest income	$ 23	$ 12
Realized gains on debt securities and associated derivatives	23	-
Other-than-temporary impairments	(5)	(3)
Total income from debt securities and realized gains and losses on debt securities and associated derivatives	**$ 41**	**$ 9**

Debt securities accounted for as available-for-sale at September 30, 2014 and June 30, 2014 comprise (US$ millions):

September 30, 2014	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$ 1,457	$ 83	$ (11)	$ (83)	$ 1,446
Preferred shares	565	59	(1)	(10)	613
Asset-backed securities	148	6	-	(15)	139
Total	**$ 2,170**	**$ 148**	**$ (12)**	**$ (108)**	**$ 2,198**

June 30, 2014	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$ 1,423	$ 85	$ (9)	$ (57)	$ 1,442
Preferred shares	594	55	(1)	(1)	647
Asset-backed securities	150	1	-	(6)	145
Total	**$ 2,167**	**$ 141**	**$ (10)**	**$ (64)**	**$ 2,234**

The following table shows the unrealized losses and fair value of debt securities at September 30, 2014 and June 30, 2014 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

September 30, 2014	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 130	$ (3)	$ 130	$ (8)	$ 260	$ (11)
Preferred shares	-	-	8	(1)	8	(1)
Total	**$ 130**	**$ (3)**	**$ 138**	**$ (9)**	**$ 268**	**$ (12)**

June 30, 2014	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ -	$ -	$ 135	$ (9)	$ 135	$ (9)
Preferred shares	-	-	8	(1)	8	(1)
Total	**$ -**	**$ -**	**$ 143**	**$ (10)**	**$ 143**	**$ (10)**

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the three months ended September 30, 2014 and 2013 comprises the following (US$ millions):

	2014	2013
Gains on equity investments and associated derivatives, net	$ 454	$ 224
Dividends and profit participations	52	74
Other-than-temporary impairments:		
Equity investments at cost less impairment	(71)	(15)
Equity investments available-for-sale	(109)	(35)
Total other-than-temporary impairments	(180)	(50)
Custody, fees and other	2	(8)
Total income from equity investments and associated derivatives	**$ 328**	**$ 240**

Gains on equity investments and associated derivatives includes realized gains and losses on equity investments and associated derivatives, net of $577 million and $176 million for the three months ended September 30, 2014 and 2013 respectively.

Dividends include $5 million for three months ended September 30, 2014 ($6 million - three months ended September 30, 2013) of receipts, net of cash disbursements, related to investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years on average. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $3,252 million as of September 30, 2014 ($3,259 million - June 30, 2014).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance -based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2013	$ -	$ 199	$ 31	$ 28	$ 20	$ 278
Year ended June 30, 2014						
Designations of retained earnings	251	-	-	-	-	251
Expenditures against designated retained earnings	(251)	(68)	(10)	(3)	(3)	(335)
At June 30, 2014	**$ -**	**$ 131**	**$ 21**	**$ 25**	**$ 17**	**$ 194**
Three months ended September 30, 2014						
Designations of retained earnings	-	58	-	-	-	58
Expenditures against designated retained earnings	-	(10)	(1)	(1)	(1)	(13)
At September 30, 2014	**$ -**	**$ 179**	**$ 20**	**$ 24**	**$ 16**	**$ 239**

On August 7, 2014, the Board of Directors approved a designation of $340 million of IFC's retained earnings for grants to IDA and a designation of $58 million of IFC's retained earnings for Advisory Services.

Subsequent event - On October 10, 2014, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at September 30, 2014 and June 30, 2014 are summarized as follows (US$ millions):

	September 30, 2014	June 30, 2014
Net unrealized gains on available-for-sale debt securities	$ 28	$ 67
Net unrealized gains on available-for-sale equity investments	2,061	2,177
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(993)	(1,005)
Total accumulated other comprehensive income	**$ 1,096**	**$ 1,239**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three months ended September 30, 2014 and 2013 comprises (US$ millions):

	2014	2013
Unrealized gains and losses on loans, debt securities and associated derivatives:		
Unrealized losses on loans and associated derivatives	$ (9)	$ (16)
Unrealized losses on debt securities and associated derivatives	(5)	(36)
Total net unrealized losses on loans, debt securities and associated derivatives	**(14)**	**(52)**
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:		
Unrealized gains and losses on market borrowings accounted for at fair value:		
Credit spread component	(75)	28
Interest rate, foreign exchange and other components	167	(238)
Total unrealized gains (losses) on market borrowings	92	(210)
Unrealized (losses) gains on derivatives associated with market borrowings	(196)	184
Unrealized gains on borrowings from IDA accounted for at fair value	33	-
Total net unrealized losses on borrowings from market, IDA and associated derivatives	**(71)**	**(26)**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	**$ (85)**	**$ (78)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Unrealized gains and losses on borrowings from market, IDA and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at September 30, 2014 and June 30, 2014 is summarized as follows (US$ millions):

Consolidated balance sheet location	September 30, 2014	June 30, 2014
Derivative assets		
Interest rate	$ 429	$ 521
Foreign exchange	367	34
Interest rate and currency	1,703	1,799
Equity and other	403	559
Total derivative assets	**$ 2,902**	**$ 2,913**
Derivative liabilities		
Interest rate	$ 371	$ 313
Foreign exchange	22	109
Interest rate and currency	2,269	1,545
Equity and other	19	18
Total derivative liabilities	**$ 2,681**	**$ 1,985**

The effect of derivative instrument contracts on the condensed consolidated income statement for the three months ended September 30, 2014 and 2013 is summarized as follows (US$ millions):

Derivative risk category	Income statement location	2014	2013
Interest rate	Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ (9)	$ (9)
	Income from debt securities and realized gains and losses on debt securities and associated derivatives	(1)	-
	Income from liquid asset trading activities	(11)	(80)
	Charges on borrowings	111	84
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(173)	71
Foreign exchange	Income from equity investments and associated derivatives	-	5
	Income from liquid asset trading activities	(62)	(66)
	Foreign currency transaction gains and losses on non-trading activities	62	65
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	1	(6)
Interest rate and currency	Income from loans and guarantees, realized gains and losses on loans and associated derivatives	(45)	(40)
	Income from debt securities and realized gains and losses on debt securities and associated derivatives	(6)	(6)
	Income from liquid asset trading activities	3	35
	Charges on borrowings	207	169
	Other income	-	-
	Foreign currency transaction gains and losses on non-trading activities	(692)	6
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(13)	101
Equity	Income from equity investments and associated derivatives	(146)	9
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(15)	(7)
Other derivative contracts	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	-	(1)
	Total	**$ (789)**	**$ 330**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

At September 30, 2014, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $60,335 million ($54,563 million at June 30, 2014), foreign exchange contracts was $12,158 million ($9,830 million at June 30, 2014) and interest rate and currency contracts was $32,707 million ($32,935 million at June 30, 2014). At September 30, 2014, there were 289 equity contracts related to IFC's loan and equity investment portfolio and 3 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (285 equity risk and other contracts at June 30, 2014).

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities, with the aim of realizing their contractual cash flows.

The estimated fair values reflect the interest rate environments as of September 30, 2014 and June 30, 2014. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

All of IFC's financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee (CRC), a subcommittee of IFC's Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC's Treasury department and IFC's Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.

IFC's regional and industry departments are primarily responsible for fair valuing IFC's investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC's Portfolio Valuation Unit and Loss Provisioning Unit, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC's investment portfolio. Prior to October 1, 2014, IFC's Valuation Oversight Subcommittee (VOS), which was a subcommittee of CRC, reviewed significant valuation principles and the reasonableness of high exposure valuations quarterly. Pursuant to a simplification of IFC's organizational structure effective October 1, 2014, the committees of IFC's Management Team, including the VOS, are being reassessed.

IFC's borrowings are fair valued by the Quantitative Analysis Group in IFC's Treasury department under the oversight of the Corporate and Portfolio Risk Management department.

The methodologies used and key assumptions made to estimate fair values as of September 30, 2014, and June 30, 2014, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Loans and debt securities - Loans and debt securities in IFC's investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of September 30, 2014 and June 30, 2014 are presented below:

September 30, 2014

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 293	Discount rate	6.8 - 28.0	12.7
	Relative valuations	62	Valuation multiples*		
	Net asset value	5	Third party pricing		
	Recent transactions	360			
	Other techniques	24			
Total preferred shares		744			
Loans and other debt securities	Discounted cash flows	1,737	Credit default swap spreads	1.7 - 7.0	3.1
			Expected recovery rates	10.0 - 85.0	42.9
	Recent transactions	495			
	Other techniques	262			
Total loans and other debt securities		2,494			
Total		**$ 3,238**			

June 30, 2014

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 293	Discount rate	6.8 - 28.0	11.7
	Relative valuations	51	Valuation multiples*		
	Net asset value	5	Third party pricing		
	Recent transactions	384			
	Other techniques	32			
Total preferred shares		765			
Loans and other debt securities	Discounted cash flows	1,493	Credit default swap spreads	1.4- 6.9	2.6
			Expected recovery rates	10.0 - 85.0	43.3
	Recent transactions	663			
	Other techniques	259			
Total loans and other debt securities		2,415			
Total		**$ 3,180**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

As of September 30, 2014, IFC had 5 inflation index linked structured borrowing issues classified as level 3 with a total fair value of $309 million. The significant unobservable inputs in the valuation of this structure are the correlations between and the weights of the constituents of the inflation index. In addition, IFC had bond issuances with a total fair value of $72 million classified as level 3 in Costa Rican colones, Rwandan francs and Armenian drams where the significant unobservable inputs were yield curve data.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of September 30, 2014 and June 30, 2014 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

September 30, 2014

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 63	Volatilities	11.3 - 74.3	25.2
	Variable strike price options	321	Contractual strike price*		
Interest rate and currency swap assets	Vanilla swaps	15	Yield curve points, exchange rates		
Interest rate and currency swap liabilities	Vanilla swaps	(17)	Yield curve points, exchange rates		
Borrowing related structured currency swap liabilities	Inflation index linked note, other	(82)	Inflation index weights and correlations		
Total		**$ 300**			

June 30, 2014

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 78	Volatilities	12.0 - 37.6	24.4
	Variable strike price options	463	Contractual strike price*		
Interest rate and currency swap assets	Vanilla swaps	5	Yield curve points		
Borrowing related structured currency swap liabilities	Inflation index linked note, other	(63)	Inflation index weights and correlations		
Total		**$ 483**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Equity Investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of September 30, 2014 and June 30, 2014 are presented below:

September 30, 2014					
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$ 581	Cost of equity (%)	9.8 - 22.6	15.5
			Asset growth rate (%)	(88.1) - 113.0	11.8
			Return on assets (%)	(7.0) - 6.0	1.9
			Perpetual growth rate (%)	3.0 - 11.0	5.0
	Relative valuations	15	Price/book value	1.0 - 1.9	1.7
	Listed price (adjusted)	188	Discount for lock-up (%)	0.7 - 15.2	3.8
	Recent transactions	218			
	Other techniques	140			
Total banking and other financial institutions		1,142			
AMC funds	Adjusted Net Asset Value	913			
Other funds	Adjusted Net Asset Value	2,339	Third party pricing		
	Recent transactions	82			
Total funds		3,334			
Others	Discounted cash flows	366	Weighted average cost of capital (%)	6.6 - 17.1	11.3
			Cost of equity (%)	10.4 - 15.0	13.1
	Relative valuations	184	Valuation multiples*		
	Listed price (adjusted)	128	Discount for lock-up (%)	2.0 - 11.5	7.6
	Recent transactions	241			
	Other techniques	96			
Total others		1,015			
Total		$ 5,491			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

		June 30, 2014			
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$ 681	Cost of equity (%)	9.7 - 22.6	15.3
			Asset growth rate (%)	(88.5) - 83.0	11.9
			Return on assets (%)	(6.7) - 6.5	2.4
			Perpetual growth rate (%)	3.0 - 11.0	5.0
	Relative valuations	222	Price/book value	1.2- 1.9	1.2
	Listed price (adjusted)	110	Discount for lock-up (%)	3.7 - 18.3	8.8
	Recent transactions	253			
	Other techniques	136			
Total banking and other financial institutions		1,402			
AMC funds	Adjusted Net Asset Value	977			
Other funds	Adjusted Net Asset Value	2,282	Third party pricing		
	Recent transactions	45			
Total funds		3,304			
Others	Discounted cash flows	374	Weighted average cost of capital (%)	6.6 - 16.9	11.2
			Cost of equity (%)	10.8 - 15.0	13.0
	Relative valuations	223	Valuation multiples*		
	Listed price (adjusted)	113	Discount for lock-up (%)	1.2 - 13.0	7.3
	Recent transactions	217			
	Other techniques	101			
Total others		1,028			
Total		**$ 5,734**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at September 30, 2014 and June 30, 2014 are summarized below (US$ millions).

	September 30, 2014		June 30, 2014	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 49,026	$ 49,026	$ 40,442	$ 40,442
Investments:				
Loans at amortized cost, net of reserves against losses	21,797	23,041	21,876	23,624
Loans held for sale at lower of amortized cost or fair value	26	41	30	83
Loans accounted for at fair value under the Fair Value Option	767	767	683	683
Total loans	22,590	23,849	22,589	24,390
Equity investments at cost less impairment	2,957	4,677	2,965	4,867
Equity investments accounted for at fair value as available-for-sale	4,462	4,462	4,840	4,840
Equity investments accounted for at fair value	5,215	5,215	5,183	5,183
Total equity investments	12,634	14,354	12,988	14,890
Debt securities accounted for at fair value as available-for-sale	2,198	2,198	2,234	2,234
Debt securities accounted for at fair value under the Fair Value Option	371	371	365	365
Total debt securities	2,569	2,569	2,599	2,599
Total investments	37,793	40,772	38,176	41,879
Derivative assets:				
Borrowings-related	872	872	1,456	1,456
Liquid asset portfolio-related and other	711	711	219	219
Investment-related	1,197	1,197	1,132	1,132
Client risk management-related	122	122	106	106
Total derivative assets	2,902	2,902	2,913	2,913
Other investment-related financial assets	2	125	2	128
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,017	$ 6,017	$ 5,288	$ 5,288
Market, IBRD, IDA and other borrowings outstanding	54,890	54,888	49,481	49,475
Derivative liabilities:				
Borrowings-related	2,363	2,363	1,317	1,317
Liquid asset portfolio-related and other	78	78	277	277
Investment-related	108	108	276	276
Client risk management-related	132	132	115	115
Total derivative liabilities	2,681	2,681	1,985	1,985

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $23 million at September 30, 2014 ($23 million - June 30, 2014). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy

The following tables provide information as of September 30, 2014 and June 30, 2014, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	September 30, 2014			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Government and agency obligations	$ 12,566	$ 5,577	$ 22	$ 18,165
Asset-backed securities	-	14,009	16	14,025
Corporate securities	5,166	1,094	139	6,399
Money market funds	1,459	-	-	1,459
Total trading securities	19,191*	20,680	177	40,048
Loans (outstanding principal balance $740)	-	-	767	767
Equity investments:				
Banking and other financial institutions	2,265	96	1,142	3,503
Funds	-	-	3,334	3,334
Others	1,814	11	1,015	2,840
Total equity investments	4,079	107	5,491	9,677
Debt securities:				
Corporate debt securities	98	-	1,587	1,685
Preferred shares	-	-	744	744
Asset-backed securities	-	-	139	139
Other debt securities	-	-	1	1
Total debt securities	98	-	2,471	2,569
Derivative assets:				
Interest rate	-	429	-	429
Foreign exchange	-	367	-	367
Interest rate and currency	-	1,688	15	1,703
Equity and other	-	-	403	403
Total derivative assets	-	2,484	418	2,902
Total assets at fair value	**$ 23,368**	**$ 23,271**	**$ 9,324**	**$ 55,963**
Borrowings:				
Structured bonds	$ -	$ 3,833	$ 309	$ 4,142
Unstructured bonds	42,247	6,551	72	48,870
Total borrowings (outstanding principal balance $53,147**)	42,247	10,384	381	53,012
Trading securities - short sold bonds	599	-	-	599
Derivative liabilities:				
Interest rate	-	366	5	371
Foreign exchange	-	22	-	22
Interest rate and currency	-	2,175	94	2,269
Equity and other	-	-	19	19
Total derivative liabilities	-	2,563	118	2,681
Total liabilities at fair value	**$ 42,846**	**$ 12,947**	**$ 499**	**$ 56,292**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,459 million at September 30, 2014.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,096 million, with a fair value of $1,645 million as of September 30, 2014.
Note: For the three months ended September 30, 2014: trading securities with a fair value of $638 million transferred from level 1 to level 2 due to indications of improved market activity; and trading securities with a fair value of $663 million were transferred from level 2 to level 1 due to decrease in market activity. Equity investments with fair value of $94 million transferred from level 1 to level 2 and $92 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $72 million transferred from level 1 to level 2, while bonds with a fair value of $149 million were transferred from level 2 to level 1 due to change in quality of market price information.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2014			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Government and agency obligations	$ 10,472	$ 4,454	$ 22	$ 14,948
Asset-backed securities	-	11,731	20	11,751
Corporate securities	4,890	1,028	146	6,064
Money market funds	524	-	-	524
Total trading securities	15,886*	17,213	188	33,287
Loans (outstanding principal balance $648)	-	-	683	683
Equity investments:				
Banking and other financial institutions	2,362	28	1,402	3,792
Funds	-	-	3,304	3,304
Others	1,819	80	1,028	2,927
Total equity investments	4,181	108	5,734	10,023
Debt securities:				
Corporate debt securities	102	-	1,586	1,688
Preferred shares	-	-	765	765
Asset-backed securities	-	-	145	145
Other debt securities	-	-	1	1
Total debt securities	102	-	2,497	2,599
Derivative assets:				
Interest rate	-	521	-	521
Foreign exchange	-	34	-	34
Interest rate and currency	-	1,794	5	1,799
Equity and other	-	-	559	559
Total derivative assets	-	2,349	564	2,913
Total assets at fair value	**$ 20,169**	**$ 19,670**	**$ 9,666**	**$ 49,505**
Borrowings:				
Structured bonds	$ -	$ 3,729	$ 361	$ 4,090
Unstructured bonds	38,366	5,008	70	43,444
Total borrowings (outstanding principal balance $47,538**)	38,366	8,737	431	47,534
Derivative liabilities:				
Interest rate	-	313	-	313
Foreign exchange	-	109	-	109
Interest rate and currency	-	1,482	63	1,545
Equity and other	-	-	18	18
Total derivative liabilities	-	1,904	81	1,985
Total liabilities at fair value	**$ 38,366**	**$ 10,641**	**$ 512**	**$ 49,519**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $524 million at June 30, 2014.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,222 million, with a fair value of $1,788 million as of June 30, 2014.
Note: For the year ended June 30, 2014: trading securities with a fair value of $308 million were transferred from level 2 to level 1 due to indications of improved market activity; and trading securities with a fair value of $72 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $48 million were transferred from level 1 to level 2 and $119 million from level 2 to level 1 due to decrease/increase in market activities. Borrowings issued by IFC with a fair value of $7,001 million transferred from level 2 to level 1 due to an assessed change in information quality.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2014 and 2013 (US$ millions). IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Three months ended September 30, 2014							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2014	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of September 30, 2014	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
Trading securities:								
Asset-backed securities	$ 20	$ -	$ -	$ (4)	$ -	$ -	$ 16	$ -
Corporate securities	146	(12)	-	40	-	(35)	139	(12)
Government and agency obligations	22	-	-	-	-	-	22	-
Total trading securities	188	(12)	-	36	-	(35)	177	(12)
Loans	683	(17)	-	101	-	-	767	(17)
Equity investments:								
Banking and other financial institutions	1,402	170	(54)	(297)	14	(93)	1,142	(21)
Funds	3,304	96	-	(66)	-	-	3,334	85
Others	1,028	(62)	28	45	7	(31)	1,015	(60)
Total equity investments	5,734	204	(26)	(318)	21	(124)	5,491	4
Debt securities:								
Corporate debt securities	1,586	(7)	(32)	40	-	-	1,587	(6)
Preferred shares	765	11	(5)	(27)	-	-	744	(5)
Asset-backed securities	145	-	(4)	(2)	-	-	139	-
Other debt securities	1	-	-	-	-	-	1	-
Total debt securities	2,497	4	(41)	11	-	-	2,471	(11)
Derivative assets:								
Interest rate and currency	5	3	-	7	-	-	15	10
Equity and other	559	(160)	-	4	-	-	403	(8)
Total derivative assets	564	(157)	-	11	-	-	418	2
Total assets at fair value	**$ 9,666**	**$ 22**	**$ (67)**	**$ (159)**	**$ 21**	**$ (159)**	**$ 9,324**	**$ (34)**
Borrowings:								
Structured bonds	$ (361)	$ 52	$ -	$ -	$ -	$ -	$ (309)	$ 52
Unstructured bonds	(70)	(2)	-	-	-	-	(72)	(2)
Total borrowings	(431)	50	-	-	-	-	(381)	50
Derivative liabilities:								
Interest rate	-	-	-	(5)	-	-	(5)	-
Interest rate and currency	(63)	(32)	-	1	-	-	(94)	(38)
Equity price risk contracts	(18)	(1)	-	-	-		(19)	(1)
Total derivative liabilities	(81)	(33)	-	(4)	-	-	(118)	(39)
Total liabilities at fair value	**$ (512)**	**$ 17**	**$ -**	**$ (4)**	**$ -**	**$ -**	**$ (499)**	**$ 11**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2014.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2014 beginning balance as of September 30, 2014.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended September 30, 2013							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2013	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of September 30, 2013	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
Trading securities:								
Asset-backed securities	$ 85	$ -	$ -	$ (8)	$ -	$ (34)	$ 43	$ -
Total trading securities	85	-	-	(8)	-	(34)	43	-
Loans	493	(1)	-	37	-	-	529	(1)
Equity investments:								
Banking and other financial institutions	1,505	11	(6)	95	18	-	1,623	16
Funds	2,731	6	-	30	-	-	2,767	(13)
Others	815	28	(2)	12	-	(7)	846	28
Total equity investments	5,051	45	(8)	137	18	(7)	5,236	31
Debt securities:								
Corporate debt securities	1,474	(4)	(27)	82	-	-	1,525	(5)
Preferred shares	585	(20)	6	18	-	-	589	(3)
Asset-backed securities	87	-	(3)	(1)	-	-	83	-
Other debt securities	5	(1)	-	-	-	-	4	-
Total debt securities	2,151	(25)	(24)	99	-	-	2,201	(8)
Derivative assets:								
Equity and other	781	10	-	-	-	-	791	4
Total derivative assets	781	10	-	-	-	-	791	4
Total assets at fair value	**$ 8,561**	**$ 29**	**$ (32)**	**$ 265**	**$ 18**	**$ (41)**	**$ 8,800**	**$ 26**
Borrowings:								
Structured bonds	$ (391)	$ (25)	$ -	$ -	$ -	$ -	$ (416)	$ (25)
Total borrowings	(391)	(25)	-	-	-	-	(416)	(25)
Derivative liabilities:								
Interest rate and currency	(26)	20	-	-	-	-	(6)	20
Equity price risk contracts	-	(9)					(9)	(9)
Total derivative liabilities	(26)	11	-	-	-	-	(15)	11
Total liabilities at fair value	**$ (417)**	**$ (14)**	**$ -**	**$ -**	**$ -**	**$ -**	**$ (431)**	**$ (14)**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2013.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2013 beginning balance as of September 30, 2013.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2014 and 2013 (US$ millions).

	Three months ended September 30, 2014				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Asset-backed securities	$ -	$ -	$ -	$ (4)	$ (4)
Corporate securities	131	(89)	-	(2)	40
Total trading securities	131	(89)	-	(6)	36
Loans	113	-	-	(12)	101
Equity investments:					
Banking and other financial institutions	104	(401)	-	-	(297)
Funds	127	(193)	-	-	(66)
Others	45	(8)	-	8	45
Total equity investments	276	(602)	-	8	(318)
Debt securities:					
Corporate debt securities	98	-	-	(58)	40
Preferred shares	13	(40)	-	-	(27)
Asset-backed securities	-	-	-	(2)	(2)
Total debt securities	111	(40)	-	(60)	11
Derivative assets:					
Interest rate and currency	-	-	7	-	7
Equity and other	-	-	-	4	4
Total derivative assets	-	-	7	4	11
Total assets at fair value	**$ 631**	**$ (731)**	**$ 7**	**$ (66)**	**$ (159)**
Derivative liabilities:					
Interest rate	-	-	-	(5)	(5)
Interest rate and currency	-	-	(4)	5	1
Equity price risk contracts	-	-	-	-	-
Total derivative liabilities	-	-	(4)	-	(4)
Total liabilities at fair value	**$ -**	**$ -**	**$ (4)**	**$ -**	**$ (4)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended September 30, 2013				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Asset-backed securities	$ -	$ -	$ -	$ (8)	$ (8)
Total trading securities	-	-	-	(8)	(8)
Loans	-	-	15	22	37
Equity investments:					
Banking and other financial institutions	88	(4)	-	11	95
Funds	90	(60)	-	-	30
Others	23	-	-	(11)	12
Total equity investments	201	(64)	-	-	137
Debt securities:					
Corporate debt securities	130	-	-	(48)	82
Preferred shares	18	-	-	-	18
Asset-backed securities	-	-	-	(1)	(1)
Total debt securities	148	-	-	(49)	99
Total assets at fair value	**$ 349**	**$ (64)**	**$ 15**	**$ (35)**	**$ 265**

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

As of September 30, 2014, equity investments, accounted for at cost less impairment, with a carrying amount of $344 million were written down to their fair value of $273 million ($314 million and $299 million - September 30, 2013), resulting in a loss of $71 million, which was included in income from equity investments and associated derivatives in the condensed consolidated income statement during the three months ended September 30, 2014 (loss of $15 million - three months ended September 30, 2013). The amount of the write-down was based on a Level 3 measure of fair value.

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC's condensed consolidated balance sheets and income statements can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

An analysis of IFC's major components of income and expense by business segment for the three months ended September 30, 2014 and 2013, is provided below (US$ millions):

	Three months ended September 30, 2014			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ 334	$ -	$ -	$ 334
Provision for losses on loans, guarantees and other receivables	(19)	-	-	(19)
Income from equity investments and associated derivatives	328	-	-	328
Income from debt securities and realized gains and losses on debt securities and associated derivatives	41	-	-	41
Income from liquid asset trading activities	-	97	-	97
Charges on borrowings	(29)	(26)	-	(55)
Advisory services income	-	-	50	50
Other income	48	-	-	48
Administrative expenses	(208)	(4)	(10)	(222)
Advisory services expenses	-	-	(62)	(62)
Expense from pension and other postretirement benefit plans	(35)	(2)	(12)	(49)
Other expenses	(8)	-	-	(8)
Foreign currency transaction gains and losses on non-trading activities	29	-	-	29
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**481**	**65**	**(34)**	**512**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(14)	(71)	-	(85)
Net income (loss)	**467**	**(6)**	**(34)**	**427**
Less: Net losses attributable to non-controlling interests	10	-	-	10
Net income (loss) attributable to IFC	**$ 477**	**$ (6)**	**$ (34)**	**$ 437**

	Three months ended September 30, 2013			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ 267	$ -	$ -	$ 267
Provision for losses on loans, guarantees and other receivables	(29)	-	-	(29)
Income from equity investments and associated derivatives	240	-	-	240
Income from debt securities and realized gains and losses on debt securities and associated derivatives	9	-	-	9
Income from liquid asset trading activities	-	106	-	106
Charges on borrowings	(10)	(33)	-	(43)
Advisory services income	-	-	41	41
Other income	46	-	-	46
Administrative expenses	(195)	(5)	(20)	(220)
Advisory services expenses	-	-	(55)	(55)
Expense from pension and other postretirement benefit plans	(30)	(1)	(12)	(43)
Other expenses	(7)	-	-	(7)
Foreign currency transaction gains and losses on non-trading activities	13	-	-	13
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**304**	**67**	**(46)**	**325**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(52)	(26)	-	(78)
Net income (loss)	**252**	**41**	**(46)**	**247**
Less: Net gains attributable to non-controlling interests	(3)	-	-	(3)
Net income (loss) attributable to IFC	**$ 249**	**$ 41**	**$ (46)**	**$ 244**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 160 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2014 (159 investments - June 30, 2014).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $25,658 million at September 30, 2014 ($25,421 million - June 30, 2014). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $4,613 million at September 30, 2014 ($4,501 million - June 30, 2014).

The industry sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at September 30, 2014 and June 30, 2014 is as follows (US$ millions):

	September 30, 2014					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 98	$ 12	$ 17	$ -	$ -	$ 127
Europe, Middle East and North Africa	388	25	-	-	-	413
Sub-Saharan Africa, Latin America and Caribbean	208	91	-	-	1	300
Total manufacturing, agribusiness and services	694	128	17	-	1	840
Financial markets						
Asia	154	-	-	-	10	164
Europe, Middle East and North Africa	27	15	198	1	-	241
Sub-Saharan Africa, Latin America and Caribbean	2	2	189	-	-	193
Other	1	-	218	-	10	229
Total financial markets	184	17	605	1	20	827
Infrastructure and natural resources						
Asia	553	69	2	-	-	624
Europe, Middle East and North Africa	572	38	52	-	59	721
Sub-Saharan Africa, Latin America and Caribbean	1,204	40	10	6	34	1,294
Other	-	1	-	-	-	1
Total infrastructure and natural resources	2,329	148	64	6	93	2,640
Telecom, media & technology, and venture investing						
Asia	-	49	-	-	-	49
Europe, Middle East and North Africa	-	23	11	-	-	34
Sub-Saharan Africa, Latin America and Caribbean	-	87	11	-	-	98
Other	-	108	17	-	-	125
Total infrastructure and natural resources	-	267	39	-	-	306
Maximum exposure to VIEs	**$ 3,207**	**$ 560**	**$ 725**	**$ 7**	**$ 114**	**$ 4,613**
of which:						
Carrying value	2,651	361	575	7	83	3,677
Committed but not disbursed	556	199	150	-	31	936

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2014					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 100	$ -	$ 19	$ -	$ -	$ 119
Europe, Middle East and North Africa	352	19	-	-	-	371
Sub-Saharan Africa, Latin America and Caribbean	195	47	-	-	1	243
Total manufacturing, agribusiness and services	647	66	19	-	1	733
Financial markets						
Asia	156	17	-	-	10	183
Europe, Middle East and North Africa	10	375	200	3	-	588
Sub-Saharan Africa, Latin America and Caribbean	43	64	70	75	-	252
Other	3	8	210	-	1	222
Total financial markets	212	464	480	78	11	1,245
Infrastructure and natural resources						
Asia	548	64	14	-	-	626
Europe, Middle East and North Africa	601	29	10	-	53	693
Sub-Saharan Africa, Latin America and Caribbean	1,114	39	13	6	32	1,204
Total infrastructure and natural resources	2,263	132	37	6	85	2,523
Maximum exposure to VIEs	$ 3,122	$ 662	$ 536	$ 84	$ 97	$ 4,501
of which:						
Carrying value	2,610	660	536	84	74	3,964
Committed but not disbursed	512	2	-	-	23	537

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. From July 1, 2014, IFC advisory services to governments on investment climate and financial sector development are being delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.

Donor funds under administration and IFC's funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC's other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of September 30, 2014, other assets include undisbursed donor funds of $454 million ($437 million - June 30, 2014) and IFC's advisory services funding of $204 million ($175 million - June 30, 2014). Included in other liabilities as of September 30, 2014 is $454 million ($437 million - June 30, 2014) of refundable undisbursed donor funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2014 and 2013 (US$ millions):

	Three months ended September 30,					
	2014			2013		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 35	$ 9	$ 5	$ 30	$ 6	$ 4
Interest cost	32	6	4	30	5	2
Expected return on plan assets	(47)	(7)	-	(38)	(5)	-
Amortization of prior service cost	1	1	*	*	1	*
Amortization of unrecognized net loss	5	2	3	5	1	2
Net periodic pension cost	**$ 26**	**$ 11**	**$ 12**	**$ 27**	**$ 8**	**$ 8**

*Less than $0.5 million

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC's derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

Assets	September 30, 2014			
	Gross amount of assets presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral received	
Derivative assets	$ 3,360*	$ 1,265	$ 932***	$ 1,163
Resale agreements	526	526	-	-
Total assets	**$ 3,886**	**$ 1,791**	**$ 932**	**$ 1,163**

Liabilities	September 30, 2014			
	Gross amount of liabilities presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral pledged	
Derivative liabilities	$ 2,835**	$ 1,265	$ -	$ 1,570
Repurchase and securities lending agreements	5,910	5,906	-	4
Total liabilities	**$ 8,745**	**$ 7,171**	**$ -**	**$ 1,574**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

Assets	June 30, 2014 Gross amount of assets presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet Financial instruments	 Collateral received	Net amount
Derivative assets	$ 3,328*	$ 1,133	$ 986***	$ 1,209
Resale agreements	420	420	-	-
Total	**$ 3,748**	**$ 1,553**	**$ 986**	**$ 1,209**

Liabilities	June 30, 2014 Gross amount of liabilities presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet Financial instruments	 Collateral pledged	Net amount
Derivative liabilities	$ 2,123**	$ 1,133	$ -	$ 990
Repurchase and securities lending agreements	5,167	5,167	-	-
Total	**$ 7,290**	**$ 6,300**	**$ -**	**$ 990**

* Includes accrued income of $458 million and $416 million as of September 30, 2014 and June 30, 2014 respectively.
** Includes accrued charges of $154 million and $138 million as of September 30, 2014 and June 30, 2014 respectively.
*** Includes cash collateral of $82 million and $95 million as September 30, 2014 and June 30, 2014 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

IFC's derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association ("ISDA" Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC's ISDA Agreements are appended by a Credit Support Annex ("CSA") that provide for the receipt of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce its mark-to market exposure to derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability for the obligation to return it on its balance sheet. Securities received as collateral are not recognized on IFC's balance sheet. However, IFC may rehypothecate such collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of September 30, 2014, IFC had $107 million ($120 million at June 30, 2014) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of September 30, 2014, all of which may be rehypothecated, was $1,461 million ($1,345 million - June 30, 2014). As of September 30, 2014, $664 million of such collateral was rehypothecated under securities lending agreements ($781 million - June 30, 2014).

Collateral given by IFC to counterparties in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements. At September 30, 2014, trading securities with a carrying amount (fair value) of $191 million ($207 million - June 30, 2014) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $1,320 million ($1,328 million - June 30, 2014).

Under the CSA's IFC is generally not required to pledge collateral unless its credit rating is downgraded from its current AAA. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $1,216 million at September 30, 2014 ($680 million at June 30, 2014). At September 30, 2014, IFC had no collateral posted under these agreements. If IFC's credit rating was downgraded from its current AAA to AA+ or below, then collateral in the amount of $632 million would be required to be posted against net liability positions with counterparties at September 30, 2014 ($282 million at June 30, 2014).

IFC's resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE Q – RELATED PARTY TRANSACTION

During the three months ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC's consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.

NOTE R – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.



KPMG LLP
1676 International Drive
McLean, VA 22102

Independent Auditors' Review Report

President and Board of Directors
International Finance Corporation:

Report on the Financial Statements
We have reviewed the condensed consolidated financial statements of the International Finance Corporation (IFC), which comprise the condensed consolidated balance sheet as of September 30, 2014, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2014 and 2013.

Management's Responsibility
IFC's management is responsible for the preparation and fair presentation of the condensed consolidated financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors' Responsibility
Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Consolidated Balance Sheet as of June 30, 2014
We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the consolidated balance sheet as of June 30, 2014, and the related consolidated statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2014. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2014, is consistent, in all material respects, with the audited financial statements from which it has been derived.

KPMG LLP

November 12, 2014

Received SEC

NOV 13 2014

Washington, DC 20549



IFC | **International Finance Corporation**
WORLD BANK GROUP

Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
September 30, 2014
(Unaudited)

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

September 30, 2014

Contents

I. INTRODUCTION

This document should be read in conjunction with the International Finance Corporation's (IFC) consolidated financial statements and management's discussion and analysis issued for the year ended June 30, 2014 (FY14). IFC undertakes no obligation to update any forward-looking statements.

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP). IFC's accounting policies are discussed in more detail in Note A to IFC's Condensed Consolidated Financial Statements as of and for the three months ended September 30, 2014 (FY15 Q1 Financial Statements).

II. SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	September 30, 2014	September 30, 2013	June 30, 2014
Long-Term Finance	$ 2,237	$ 1,995	$ 9,967
Core Mobilization	1,402	443	5,143
Total commitments (Long-Term Finance and Core Mobilization)	**$ 3,639**	**$ 2,438**	**$ 15,110**
Income Statement (US$ millions)			
Income before grants to IDA	$ 427	$ 247	$ 1,739
Grants to IDA	-	-	(251)
Net income	**$ 427**	**$ 247**	**$ 1,488**
Less: Net losses (gains) attributable to non-controlling interests	10	(3)	(5)
Net income attributable to IFC	**$ 437**	**$ 244**	**$ 1,483**
Financial Ratios[1]			
Return on average assets (US GAAP-basis)	2.0%	1.2%	1.8%
Return on average capital (US GAAP-basis)	7.3%	4.4%	6.4%
Deployable strategic capital as a percentage of Total Resources Available	8.8%	6.9%	7.0%
External funding liquidity level	476%	363%	359%
Debt to equity ratio	2.9:1	2.8:1	2.7:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	83%	83%	78%

IFC's debt-to-equity ratio was 2.9:1, well within the maximum of 4:1 required by policy approved by IFC's Board of Directors. The externally funded liquidity ratio was 476%, above the Board required minimum of 65% and IFC's overall liquidity as a percentage of the next three years' estimated net cash needs stood at 83%, above the minimum requirement of the Board of 45%.

[1] Returns are annualized

III. OVERVIEW OF FINANCIAL RESULTS

International Finance Corporation (IFC or the Corporation) is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)[2] but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management and staff. Membership in IFC is open only to member countries of IBRD.

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. In the three months ended September 30, 2014, IFC also entered into a borrowing from IDA as explained in more detail in Note Q to the FY15 Q1 Financial Statements. Equity investments are funded from net worth. Beginning July 1, 2014, IFC has a General Funding Authorization that authorizes IFC to borrow within the limits of its risk policies without requiring annual authorizations from the Board of Directors of the Corporation as to the size of its borrowing program for the subsequent financial year.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors that can result in volatile financial performance. IFC's financial performance is detailed more fully in Section VII - Results of Operations.

THREE MONTHS ENDED SEPTEMBER 30, 2014

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $512 million in the three months ended September 30, 2014 (FY15 Q1), as compared to $325 million in the three months ended September 30, 2013 (FY14 Q1). The increase in income before net unrealized gains and losses on non-trading financial instruments and grants to IDA in FY15 Q1 when compared to FY14 Q1 of $187 million was principally as a result of (US$ millions):

		Increase (decrease) FY15 Q1 vs FY14 Q1
Higher gains on equity investments and associated derivatives, net	$	230
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives		67
Higher foreign currency transaction gains and losses on non-trading activities		16
Lower provisions for losses on loans, guarantees and other receivables		10
Lower income from liquid asset trading activities		(9)
Higher other-than-temporary impairments on equity investments and debt securities		(132)
Other, net		5
Overall change	**$**	**187**

Net unrealized losses on non-trading financial instruments accounted for at fair value totaled $85 million in FY15 Q1 (net unrealized losses of $78 million in FY14 Q1) resulting in income before grants to IDA of $427 million in FY15 Q1, as compared to $247 million in FY14 Q1. There were no grants to IDA in FY15 Q1 and FY14 Q1. Net losses attributable to non-controlling interests totaled $10 million in FY15 Q1 ($3 million net gains in FY14 Q1). Accordingly, net income attributable to IFC totaled $437 million in FY15 Q1, as compared to $244 million in FY14 Q1.

[2] The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IV. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC's strategic focus areas are aligned to advance the World Bank Group's global priorities.

IFC provides investment, advisory and asset management services to clients in developing countries.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn't otherwise be available. IFC's financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

ADVISORY SERVICES

Advisory Services strengthen the development impact of IFC's investments, while unlocking investment by the private sector and helping businesses expand and create jobs. IFC's work includes advising national and local governments on how to improve their investment climate and strengthen basic infrastructure. The Corporation helps companies improve corporate governance, strengthen risk management, and become more sustainable - financially, environmentally, and socially. Since the end of FY14, IFC has reorganized its Advisory Services business to strengthen client focus and development impact. From July 1, 2014, IFC advisory services to governments on investment climate and financial sector development are being delivered in partnership with IBRD through WBG Global Practices. Other IFC advisory services continue to be delivered by IFC directly. This includes advisory services to non-government clients as well as assistance to governments in the design and implementation of public-private partnerships transactions.

ASSET MANAGEMENT SERVICES

AMC, a wholly-owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC's expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At September 30, 2014 AMC managed seven funds, with $6.4 billion under management: the IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund); the IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund); the IFC African, Latin American and Caribbean Fund, LP (ALAC Fund); the Africa Capitalization Fund, Ltd. (Africa Capitalization Fund); the IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund); the IFC Catalyst Fund, LP, the IFC Catalyst Fund (UK), LP and the IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds); and the IFC Global Infrastructure Fund, LP (Global Infrastructure Fund). The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the Global Capitalization Fund.

The Global Capitalization Fund established in the year ended June 30, 2009, helps strengthen systemically important banks in emerging markets.

The ALAC Fund was established in the year ended June 30, 2010 (FY10). The ALAC Fund invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY10 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

The Russian Bank Cap Fund was established in the year ended June 30, 2012 (FY12) to invest in mid-sized, commercial banks in Russia that are either: (i) privately owned and controlled; or (ii) state-owned; or (iii) controlled and on a clear path to privatization.

The Catalyst Funds were established in the year ended June 30, 2013 (FY13) to make investments in selected climate- and resource efficiency-focused private equity funds in emerging markets.

The Global Infrastructure Fund was established in FY13 to focus on making equity and equity-related investments in the infrastructure sector in global emerging markets.

The activities of the funds managed by AMC as of and for the three months ended September 30, 2014 and 2013 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Global Infrastructure Fund	Total
Assets under management as of September 30, 2014	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 550	$ 418	$ 1,200	$ 6,350
From IFC	775	225	200	-	250	75	200	1,725
From other investors	500	1,500	800	182	300	343	1,000	4,625
For the three months ended September 30, 2014:								
Disbursements from investors to Fund:								
From IFC	3	28	1	-	1	3	1	37
From other investors	2	187	3	1	1	13	4	211
Disbursements made by Fund	4	214	-	-	-	14	-	232
Disbursements made by Fund (number)	1	3	-	-	-	12	-	16

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Global Infrastructure Fund	Total
Assets under management as of September 30, 2013	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 550	$ 347	$ 1,050	$ 6,129
From IFC	775	225	200	-	250	75	200	1,725
From other investors	500	1,500	800	182	300	272	850	4,404
For the three months ended September 30, 2013:								
Disbursements from investors to Fund:								
From IFC	1	-	3	-	5	2	1	12
From other investors	1	3	11	1	6	6	8	36
Disbursements made by Fund	4	-	11	-	4	-	-	19
Disbursements made by Fund (number)	1	-	2	-	1	-	-	4

INVESTMENT PROGRAM

COMMITMENTS

In FY15 Q1, Long-Term Finance (LTF) was $2,237 million, as compared to $1,995 million in FY14 Q1 and Core Mobilization was $1,402 million, as compared to $443 million for FY14 Q1. In addition, the average outstanding balance for Short-Term Finance (STF), using the new methodology for reporting STF activity was $3,174 million at September 30, 2014, as compared to $3,006 million at June 30, 2014.

CORE MOBILIZATION

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.

FY15 Q1 and FY14 Q1 Long-term finance and Core Mobilization comprised the following (US$ millions):

	FY15 Q1	FY14 Q1
Total Long-term finance and Core Mobilization[3]	$ 3,639	$ 2,438
Long-term finance		
Loans	$ 1,659	$ 1,522
Equity investments	499	378
Guarantees	71	85
Client risk management	8	10
Total Long-term finance	$ 2,237	$ 1,995
Core Mobilization		
Loan participations, parallel loans, and other mobilization		
Loan participations	$ 644	$ 230
Parallel loans	247	18
Managed Co-lending Portfolio Program	118	-
Total loan participations, parallel loans and other mobilization	$ 1,009	$ 248
AMC		
Sub-debt Capitalization Fund	$ 150	$ -
ALAC Fund	60	38
Catalyst Funds	30	-
Equity Capitalization Fund	3	-
Russian Bank Cap Fund	-	2
Global Infrastructure Fund	-	45
Total AMC	$ 243	$ 85
Other initiatives		
Global Trade Liquidity Program and Critical Commodities Finance Program	$ 150	$ -
Public Private Partnership	-	110
Total other initiatives	$ 150	$ 110
Total Core Mobilization	$ 1,402	$ 443

DISBURSEMENTS

IFC disbursed $2,224 million for its own account in FY15 Q1 ($2,346 million in FY14 Q1): $1,706 million of loans ($1,858 million in FY14 Q1), $408 million of equity investments ($340 million in FY14 Q1), and $110 million of debt securities ($148 million in FY14 Q1).

INVESTMENT PORTFOLIO

The carrying value of IFC's investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

The carrying value of IFC's investment portfolio was $37,793 million at September 30, 2014 ($38,176 million at June 30, 2014), comprising the loan portfolio of $22,590 million ($22,589 million at June 30, 2014), the equity portfolio of $12,634 million ($12,988 million at June 30, 2014), and the debt security portfolio of $2,569 million ($2,599 million at June 30, 2014).

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies.

Guarantees of $3,453 million were outstanding (i.e., not called) at September 30, 2014 ($3,679 million at June 30, 2014):

[3] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

V. LIQUID ASSETS

IFC invests its liquid assets portfolio generally in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification along multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments using a variety of tools including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are accounted for as trading portfolios.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various industry sectors and countries.

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

The net asset value of the liquid assets portfolio was $41.4 billion at September 30, 2014 ($33.7 billion at June 30, 2014). The increase in FY15 Q1 was due to sizeable additions to the portfolio from the investment of the net proceeds of market borrowings plus returns made on the investment portfolio were partially offset by reduction due to investment disbursements.

FUNDED LIQUIDITY

The primary funding source for liquid assets for IFC is borrowings from market sources. Proceeds of borrowings from market sources not immediately disbursed into loans and loan-like debt securities (Funded Liquidity) are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.

Historically, IFC's borrowings from market sources have generally been swapped into floating-rate obligations denominated in US dollars - 1% of such borrowings at June 30, 2013 and 5% at June 30, 2014 had not been swapped. IFC seeks to promote capital markets development in developing and frontier markets through borrowings in local currencies that may not be swapped into US Dollars. In addition, IFC seeks to minimize costs associated with derivatives by sometimes foregoing the historical approach of swapping borrowings from market sources into US Dollar obligations in favor of leaving borrowing proceeds invested in the same local currency in Funded Liquidity. As a result, borrowings from market sources at September 30, 2014 that have not been swapped total 4%.

MANAGED NET WORTH

The second funding source of liquid assets is that portion of IFCs net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets is managed by third parties with the same benchmark as that part managed internally. The part of Managed Net Worth managed internally was previously reported as the P2 Portfolio and the part managed externally was previously reported as the P4 Portfolio.

For FY15 Q1, Income from liquid assets trading activities[4] from Funded Liquidity totaled $79 million and from Managed Net Worth totaled $18 million.

VI. FUNDING RESOURCES

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC's medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $7.8 billion during FY15 Q1, including $1.2 billion from IDA. ($5.9 billion in FY14 Q1 including $0 from IDA in FY14 Q1).

IFC is increasingly using its borrowings issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC's mandate to help develop domestic capital markets can result in raising local currency funds. As of September 30, 2014, $1.9 billion of such non-US$ denominated market borrowings were outstanding, denominated in Armenian drams, C.F.A. francs, Chinese renminbi, Dominican pesos, Indian rupees, Nigerian naira, Russian rubles, Rwandan francs and Zambian kwachas. Proceeds of such borrowings were invested in such local currencies, loans to clients and/or partially swapped into US dollars.

---

[4] Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

CAPITAL AND RETAINED EARNINGS

As of September 30, 2014, IFC's authorized capital was $2.58 billion ($2.58 billion - June 30, 2014), of which $2.50 billion was subscribed and paid in at September 30, 2014 ($2.50 billion at June 30, 2014).

As of September 30, 2014, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $24.23 billion, up from the June 30, 2014 level of $23.94 billion. At September 30, 2014, total capital comprised $2.50 billion of paid-in capital ($2.50 billion at June 30, 2014), $20.63 billion of retained earnings ($20.20 billion at June 30, 2014), and $1.10 billion of accumulated other comprehensive income ($1.24 billion at June 30, 2014).

Non-controlling interests totaled $0.04 billion at September 30, 2014 ($0.05 billion - June 30, 2014).

At September 30, 2014 and June 30, 2014, retained earnings comprised the following (US$ millions):

	September 30, 2014	June 30, 2014
Undesignated retained earnings	**$ 20,394**	**$ 20,002**
Designated retained earnings:		
Advisory services	179	131
Performance-based grants	20	21
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	40	42
Total designated retained earnings	**$ 239**	**$ 194**
Total retained earnings	**$ 20,633**	**$ 20,196**

SELECTIVE CAPITAL INCREASE (SCI)

On July 20, 2010, the IFC Board of Directors recommended that the IFC Board of Governors approve an increase of $130 million in the authorized share capital of IFC to $2,580 million, through the issuance of $200 million in shares (including $70 million in unallocated shares). The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) which required an amendment to IFC's Articles of Agreement.

The resolution recommended by the Board of Directors was adopted by the Board of Governors on March 9, 2012 (IFC Resolution no. 256 entitled "Amendment to the Articles of Agreement and 2010 Selective Capital Increase"). The amendment to the Articles of Agreement and the increase in the authorized share capital became effective on June 27, 2012. As of the same date, eligible members were authorized to subscribe to their allocated IFC shares. The subscription period ended on June 27, 2014 and members subscribed to 98.18% of the $200 million of issued shares, and the 1.82% of unsubscribed shares were reallocated to other members per the terms of the resolution. Payment of all subscribed shares must occur no later than June 27, 2015. As of September 30, 2014, IFC had received payments in respect of the SCI totaling $131 million.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005), grants to IDA (year ended June 30, 2006), the Global Infrastructure Project Development Fund (year ended June 30, 2008 (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on the Board of Directors-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

IFC recognizes designations of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC's consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 7, 2014, the Board of Directors approved a designation of $340 million of IFC's retained earnings for grants to IDA and a designation of $58 million of IFC's retained earnings for Advisory Services. These designations were noted with approval by the Board of Governors on October 10, 2014.

Income available for designations in FY15 Q1 (a non-GAAP measure)[5] totaled $648 million. Based on the Board-approved distribution policy, the maximum amount available for designation would be $124 million - actual designations in respect of the year-ending June 30, 2015 will ultimately be dependent on full year financial results.

[5] Income available for designations generally comprises net income excluding unrealized gains and losses on investments and unrealized gains and losses on other non-trading financial instruments, income from consolidated VIEs, and expenses reported in net income related to prior year designations.

VII. RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance. The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Performance of the equity portfolio (principally realized capital gains, dividends, equity impairments, gains on non-monetary exchanges and unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management's best estimate of future benefit cost changes and economic conditions.

The following paragraphs detail significant variances between FY15 Q1 and FY14 Q1, covering the periods included in IFC's FY15 Q1 Condensed Consolidated Financial Statements. Certain amounts in FY14 Q1 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income or total assets.

NET INCOME

IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $512 million in FY15 Q1, as compared to $325 million in FY14 Q1.

The increase in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA in FY15 Q1 when compared to FY14 Q1 was principally as a result of the following (US$ millions):

	Increase (decrease) FY15 Q1 vs FY14 Q1	
Higher gains on equity investments and associated derivatives, net	$	230
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives		67
Higher foreign currency transaction gains and losses on non-trading activities		16
Lower provisions for losses on loans, guarantees and other receivables		10
Lower income from liquid asset trading activities		(9)
Higher other-than-temporary impairments on equity investments and debt securities		(132)
Other, net		5
Overall change	**$**	**187**

Net unrealized losses on non-trading financial instruments accounted for at fair value totaled $85 million in FY15 Q1, $7 million higher than net unrealized losses of $78 million in FY14 Q1. Accordingly, IFC has reported income before grants to IDA of $427 million, $180 million higher than income before grants to IDA of $247 million in FY14 Q1.

There were no grants to IDA in FY15 Q1 and FY14 Q1. Net losses attributable to non-controlling interests totaled $10 million in FY15 Q1 ($3 million net gains in FY14 Q1). Accordingly, net income attributable to IFC totaled $437 million in FY15 Q1, as compared with $244 million in FY14 Q1.

Income from loans and guarantees, realized gains and losses on loans and associated derivatives

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees, realized gains and losses on loans and associated derivatives for FY15 Q1 totaled $334 million, compared with $267 million in FY14 Q1, an increase of $67 million. Realized gains on loans and associated derivatives totaled $11 million in FY15 Q1 ($0 in FY14 Q1).

The disbursed loan portfolio grew by $794 million, from $23,598 million at September 30, 2013 to $24,392 million at September 30, 2014 ($24,407 million at June 30, 2014). The weighted average contractual interest rate on loans at September 30, 2014 was 4.5%, unchanged from September 30, 2013 and June 30, 2014. These factors resulted in $38 million higher interest income in FY15 Q1 than in FY14 Q1. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $14 million higher than in FY14 Q1. Income from IFC's participation notes over and above minimum contractual interest and other income was $6 million higher than in FY14 Q1. Commitment fees and financial fees were $2 million lower than in FY14 Q1. Realized gains on loans and associated derivatives were $11 million higher in FY15 Q1 than in FY14 Q1.

Income from equity investments and associated derivatives

Income from the equity investment portfolio, including associated derivatives, increased by $88 million from $240 million in FY14 Q1 to $328 million in FY15 Q1.

Dividend income in FY15 Q1 totaled $52 million, as compared with $74 million in FY14 Q1, a decrease of $22 million. Dividend income in FY15 Q1 included returns from four unincorporated joint ventures (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $5 million, as compared with $6 million from three such UJVs in FY14 Q1.

IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC generated realized gains on equity investments and associated derivatives for FY15 Q1 of $577 million, as compared with $176 million for FY14 Q1, an increase of $401 million. Realized gains on equity investments and associated derivatives are concentrated - in FY15 Q1, four investments generated individual capital gains in excess of $20 million for a total of $470 million, or 81%, of the FY15 Q1 realized gains, compared to three investments generated individual capital gains in excess of $20 million for a total of $137 million, or 78%, of the FY14 Q1 realized gains.

Unrealized losses on equity investments and associated derivatives totaled $123 million (gains of $48 million in FY14 Q1) principally due to reversal of previously reported unrealized gains of $141 million relating to unwinding the value of the put option that was on IFC's balance sheet at June 30, 2014.

Other-than-temporary impairments on equity investments totaled $180 million in FY15 Q1, as compared with $50 million in FY14 Q1, an increase of $130 million, reflecting deteriorating emerging markets conditions and some adverse project specific developments during FY15 Q1.

Income from debt securities and realized gains and losses on associated derivatives

Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $41 million in FY15 Q1 from $9 million in FY14 Q1, an increase of $32 million. The largest components of the increase were higher interest income ($11 million) and realized gains on debt securities and associated derivatives ($23 million) in FY15 Q1 when compared with FY14 Q1.

Provision for losses on loans, guarantees and other receivables

The quality of the loan portfolio, as measured by credit risk ratings, improved marginally at FY15 Q1-end compared to FY14-end but has been broadly stable for the past eight quarters. The average weighted country risk level remained unchanged from FY14-end. By another measure, non-performing loans decreased from $1,342 million of the disbursed loan portfolio at June 30, 2014 to $1,300 million at September 30, 2014.

IFC has recorded a provision for losses on loans, guarantees and other receivables of $19 million in FY15 Q1 ($57 million of specific provisions on loans; $42 million release of portfolio provisions on loans; $2 million release of provision on guarantees; and $6 million provision on other receivables) as compared to a provision of $29 million in FY14 Q1 ($49 million of specific provisions on loans; $19 million release of portfolio provisions on loans; and $1 million release of provision on guarantees).

On September 30, 2014, IFC's total reserves against losses on loans were $1,668 million ($1,686 million at June 30, 2014), a decrease of $18 million.

Specific reserves against losses on loans at September 30, 2014 of $876 million ($838 million at June 30, 2014) are held against impaired loans of $1,704 million ($1,725 million at June 30, 2014), a coverage ratio of 51% (49% at June 30, 2014).

Income from liquid asset trading activities

The liquid assets portfolio, net of derivatives and securities lending activities, increased from $33.7 billion at June 30, 2014, to $41.4 billion at September 30, 2014. Income from liquid asset trading activities totaled $97 million in FY15 Q1 ($106 million in FY14 Q1).

Interest income in FY15 Q1 totaled $151 million. In addition, the portfolio of ABS and MBS experienced fair value losses totaling $5 million in FY15 Q1. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $49 million of losses in FY15 Q1, for a total net loss of $54 million.

At September 30, 2014, trading securities with a fair value of $177 million are classified as Level 3 securities ($188 million on June 30, 2014).

Charges on borrowings

IFC's charges on borrowings increased by $12 million, from $43 million in FY14 Q1 (net of $1 million gains on extinguishment of borrowings) to $55 million in FY15 Q1 (net of $0 gain on extinguishment of borrowings), due to the increase in borrowings outstanding partially offset by the decrease in average LIBOR rates between FY14 Q1 and FY15 Q1.

Other income

Other income of $98 million for FY15 Q1 was $11 million higher than in FY14 Q1 ($87 million). Other income in FY15 Q1 includes management fees and service fee reimbursements from AMC of $14 million ($14 million in FY14 Q1) and income from advisory services of $50 million ($41 million in FY14 Q1).

Other expenses

Administrative expenses (the principal component of other expenses) increased by $2 million from $220 million in FY14 Q1 to $222 million in FY15 Q1. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and expenses incurred in relation to workout situations ($5 million in FY15 Q1, as compared with $5 million in FY14 Q1).

IFC recorded expenses from pension and other postretirement benefit plans in FY15 Q1 of $49 million, an increase of $6 million from $43 million in FY14 Q1 generally reflecting higher service and interest cost, net of increased expected return on plan assets.

Advisory services expenses totaled $62 million in FY15 Q1 ($55 million in FY14 Q1).

Net unrealized gains and losses on non-trading financial instruments

IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives and (iii) substantially all market borrowings.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY15 Q1 and FY14 Q1 are summarized as follows (US$ millions):

	FY15 Q1	FY14 Q1
Unrealized losses on loans, debt securities and associated derivatives	**$ (14)**	$ (52)
Unrealized losses on borrowings from market, IDA and associated derivatives, net	**(71)**	(26)
Net unrealized gains and losses on other non-trading financial instruments accounted for at fair value	**$ (85)**	$ (78)

Changes in the fair value of IFC's market borrowings and associated derivatives, net, includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter cash flow. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY15 Q1, modest revaluation gains were incurred on market borrowings, on balance, across funding currency portfolios that were more than offset by losses on related economic hedges. The cost of economically hedging borrowings in US dollars after swaps was largely unchanged with respect to the US dollar benchmark on FY15 first quarter-end as compared to FY14 fiscal year-end. The cost of economically hedging borrowings in Japanese yen and Australian dollars was moderately more expensive FY15 first-quarter-end than in FY14 fiscal year-end, while the cost of hedging the fair value of New Zealand dollar borrowings fell during FY15 Q1. As a result, IFC has reported net $71 million of unrealized losses on market borrowings and associated derivatives in FY15 Q1 ($26 of unrealized losses for the same period in FY14).

IFC reported net unrealized losses on loans, debt securities and associated derivatives (principally conversion features, warrants and interest rate and currency swaps economically hedging the fixed rate and/or non-US$ loan portfolio) of $14 million in FY15 Q1 (net unrealized losses of $52 million in FY14 Q1).

OTHER COMPREHENSIVE INCOME

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows (US$ millions):

	FY15 Q1	FY14 Q1
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	$ **495**	$ 294
Unrealized losses	**(357)**	(212)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	**(254)**	(80)
Net unrealized gains and losses on equity investments	$ **(116)**	$ 2
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ **47**	$ 23
Unrealized losses	**(68)**	(50)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	**(18)**	3
Net unrealized gains and losses on debt securities	$ **(39)**	$ (24)
Total unrealized gains and losses on equity investments and debt securities	$ **(155)**	$ (22)

VIII. SENIOR MANAGEMENT CHANGES SINCE JUNE 30, 2014

During FY14, IFC announced a series of steps to simplify IFC's organizational structure and deepen IFC's engagement within the WBG. Accordingly, the regional Vice Presidencies, the Risk Management and Portfolio Vice Presidency and the Business Advisory Services Vice Presidency have been restructured into three new Vice Presidency Units ("VPUs") effective October 1, 2014 as follows:

A new Global Client Services VPU that encompasses investments, advice, and client relationships. The Global Client Services VPU is led by Dimitris Tsitsiragos and Jean Philippe Prosper and consists of a Client Solutions Group and a Client Coverage Group.

A new Corporate Risk & Sustainability VPU that unifies IFC's transaction-enabling services. The Corporate Risk & Sustainability VPU is led by James Scriven and Ethiopis Tafara and consists of three new units; a Transactional Risk Solutions Group, a Corporate Risk management Group, and Corporate Legal. Ethiopis Tafara continues to serve as IFC's General Counsel.

A Global Partnerships VPU to facilitate smooth interaction with our counterparts in the WBG and ensure strong private sector engagement. The Global Partnerships VPU is led by Karin Finkelston and Nena Stoiljkovic and functions through two core units, a Programs Group and a Partner Coverage Group.

The following is a list of the principal officers of IFC as of October 1, 2014:

President .... Dr. Jim Yong Kim
Executive Vice President and CEO .... Jin-Yong Cai
Vice President, Global Client Services .... Dimitris Tsitsiragos
Vice President, Global Client Services .... Jean Philippe Prosper
Vice President, Global Partnerships .... Karin Finkelston
Vice President, Global Partnerships .... Nena Stoiljkovic
Vice President, Corporate Risk & Sustainability and General Counsel .... Ethiopis Tafara
Vice President, Corporate Risk & Sustainability .... James Scriven
Vice President, Treasury and Syndications .... Jingdong Hua
CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC) .... Gavin E.R. Wilson

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2014

Contents

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

as of September 30, 2014 (unaudited) and June 30, 2014 (unaudited)

(US$ millions)

	September 30	June 30
Assets		
Cash and due from banks	$ 1,249	$ 819
Time deposits	7,203	5,916
Trading securities - Note K	40,048	33,287
Securities purchased under resale agreements - Note P	526	420
Investments - Notes B, D, E, F, K and M		
Loans		
($767 at September 30, 2014 and $683 - June 30, 2014 at fair value; $26 at September 30, 2014 and $30 - June 30, 2014 at lower of cost or fair value; net of reserve against losses of $1,668 at September 30, 2014 and $1,686 - June 30, 2014) - Notes D, E and K	22,590	22,589
Equity investments		
($9,677 at September 30, 2014 and $10,023 - June 30, 2014 at fair value) - Notes B, D, G and K	12,634	12,988
Debt securities - Notes D, F and K	2,569	2,599
Total investments	37,793	38,176
Derivative assets - Notes J, K and P	2,902	2,913
Receivables and other assets	2,962	2,599
Total assets	**$ 92,683**	**$ 84,130**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received - Note P	$ 6,017	$ 5,288
Borrowings outstanding - Note K		
From market and other sources at amortized cost	1,657	1,726
From market sources at fair value	51,866	47,534
From International Development Association at fair value	1,146	-
From International Bank for Reconstruction and Development at amortized cost	221	221
Total borrowings	54,890	49,481
Derivative liabilities - Notes J, K and P	2,681	1,985
Payables and other liabilities	4,819	3,386
Total liabilities	68,407	60,140
Capital		
Capital stock, authorized (2,580,000 - September 30, 2014 and June 30, 2014) shares of $1,000 par value each		
Subscribed and paid-in	2,503	2,502
Accumulated other comprehensive income - Note H	1,096	1,239
Retained earnings - Note H	20,633	20,196
Total IFC capital	24,232	23,937
Non-controlling interests	44	53
Total capital	24,276	23,990
Total liabilities and capital	**$ 92,683**	**$ 84,130**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	2014	2013
Income from investments		
Income from loans and guarantees, realized gains and losses on loans and associated derivatives - Note E	$ 334	$ 267
Provision for losses on loans, guarantees and other receivables - Note E	(19)	(29)
Income from equity investments and associated derivatives - Note G	328	240
Income from debt securities and realized gains and losses on debt securities and associated derivatives - Note F	41	9
Total income from investments	**684**	**487**
Income from liquid asset trading activities - Note C	97	106
Charges on borrowings	(55)	(43)
Income from investments and liquid asset trading activities, after charges on borrowings	**726**	**550**
Other income		
Advisory services income	50	41
Service fees	27	16
Other - Note B	21	30
Total other income	**98**	**87**
Other expenses		
Administrative expenses	(222)	(220)
Advisory services expenses	(62)	(55)
Expense from pension and other postretirement benefit plans - Note O	(49)	(43)
Other - Note B	(8)	(7)
Total other expenses	**(341)**	**(325)**
Foreign currency transaction gains and losses on non-trading activities	29	13
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**512**	**325**
Net unrealized losses on non-trading financial instruments accounted for at fair value - Note I	(85)	(78)
Net income	**427**	**247**
Less: Net losses (gains) attributable to non-controlling interests	10	(3)
Net income attributable to IFC	**$ 437**	**$ 244**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	2014	2013
Net income attributable to IFC	**$ 437**	**$ 244**
Other comprehensive income (loss)		
Unrealized gains and losses on debt securities		
Net unrealized losses on available-for-sale debt securities arising during the period	(21)	(27)
Reclassification adjustment for realized gains included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	(23)	-
Reclassification adjustment for other-than-temporary impairments included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	5	3
Net unrealized losses on debt securities	**(39)**	**(24)**
Unrealized gains and losses on equity investments		
Net unrealized gains on equity investments arising during the period	138	82
Reclassification adjustment for realized gains included in net income (Income from equity investments and associated derivatives)	(363)	(115)
Reclassification adjustment for other-than-temporary impairments included in net income (Income from equity investments and associated derivatives)	109	35
Net unrealized (losses) gains on equity investments	**(116)**	**2**
Net unrecognized actuarial gains and unrecognized prior service credits on benefit plans - Note O	**12**	**9**
Total other comprehensive loss	**(143)**	**(13)**
Total comprehensive income attributable to IFC	**$ 294**	**$ 231**

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	Attributable to IFC							
	Undesignated retained earnings	Designated retained earnings	**Total retained earnings**	Accumulated other comprehensive income - Note H	Capital stock	**Total IFC capital**	Non-controlling interests	**Total capital**
At June 30, 2013	**$ 18,435**	**$ 278**	**$ 18,713**	**$ 1,121**	**$ 2,403**	**$ 22,237**	**$ 38**	**$ 22,275**
Three months ended September 30, 2013								
Net income attributable to IFC	244		244			244		244
Other comprehensive loss			-	(13)		(13)		(13)
Expenditures against designated retained earnings - Note H	16	(16)	-			-		-
Non-controlling interests issued			-			-	6	6
Net gains attributable to non-controlling interests			-			-	3	3
At September 30, 2013	**$ 18,695**	**$ 262**	**$ 18,957**	**$ 1,108**	**$ 2,403**	**$ 22,468**	**$ 47**	**$ 22,515**
At June 30, 2014	**$ 20,002**	**$ 194**	**$ 20,196**	**$ 1,239**	**$ 2,502**	**$ 23,937**	**$ 53**	**$ 23,990**
Three months ended September 30, 2014								
Net income attributable to IFC	437		437			437		437
Other comprehensive loss			-	(143)		(143)		(143)
Payments received for IFC capital stock subscribed					1	1		1
Designations of retained earnings - Note H	(58)	58	-			-		-
Expenditures against designated retained earnings - Note H	13	(13)	-			-		-
Non-controlling interests issued			-			-	1	1
Net losses attributable to non-controlling interests			-			-	(10)	(10)
At September 30, 2014	**$ 20,394**	**$ 239**	**$ 20,633**	**$ 1,096**	**$ 2,503**	**$ 24,232**	**$ 44**	**$ 24,276**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	2014	2013
Cash flows from investing activities		
Loan disbursements	$ (1,706)	$ (1,858)
Investments in equity securities	(408)	(340)
Investments in debt securities	(110)	(148)
Loan repayments	1,299	883
Debt securities repayments	65	69
Proceeds from sales of equity investments	1,100	261
Proceeds from sales of debt securities	40	-
Net cash provided by (used in) investing activities	**280**	**(1,133)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	7,860	5,982
Retirement	(1,124)	(1,446)
Medium and long-term borrowings related derivatives, net	(24)	(45)
Short-term borrowings, net	339	93
Capital subscriptions	1	-
Non-controlling interests issued	1	6
Net cash provided by financing activities	**7,053**	**4,590**
Cash flows from operating activities		
Net income attributable to IFC	437	244
Add: Net (losses) gains attributable to non-controlling interests	(10)	3
Net income	427	247
Adjustments to reconcile net income to net cash used in operating activities:		
Realized gains on loans and associated derivatives, net	(11)	-
Realized gains on debt securities and associated derivatives, net	(23)	-
Gains on equity investments and related derivatives, net	(454)	(224)
Provision for losses on loans, guarantees and other receivables	19	29
Other-than-temporary impairments on debt securities	5	3
Other-than-temporary impairments on equity investments	180	50
Net discounts paid on retirement of borrowings	(2)	(1)
Net realized gains on extinguishment of borrowings	-	(1)
Foreign currency transaction gains on non-trading activities	(29)	(13)
Net unrealized losses on non-trading financial instruments accounted for at fair value	85	78
Change in accrued income on loans, time deposits and securities	(147)	(85)
Change in payables and other liabilities	710	1,123
Change in receivables and other assets	(217)	(648)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(6,013)	(2,561)
Net cash used in operating activities	**(5,470)**	**(2,003)**
Change in cash and cash equivalents	1,863	1,454
Effect of exchange rate changes on cash and cash equivalents	(146)	(39)
Net change in cash and cash equivalents	1,717	1,415
Beginning cash and cash equivalents	6,735	6,505
Ending cash and cash equivalents	**$ 8,452**	**$ 7,920**
Composition of cash and cash equivalents		
Cash and due from banks	$ 1,249	$ 615
Time deposits	7,203	7,305
Total cash and cash equivalents	**$ 8,452**	**$ 7,920**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2014 (unaudited) and September 30, 2013 (unaudited)

(US$ millions)

	2014	2013
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ (406)	$ 45
Debt securities	(49)	(6)
Loan and debt security-related currency swaps	427	1
Borrowings	1,539	(178)
Borrowing-related currency swaps	(1,457)	174
Charges on borrowings paid, net	$ 33	$ 36
Non-cash items:		
Loan and debt security conversion to equity, net	$ 17	$ 2

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC's financial position and results of operation.

Condensed Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform to the current year's presentation.

Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes L and N.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:
i) all majority-owned subsidiaries;
ii) limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii) variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC's condensed consolidated balance sheet and condensed consolidated income statement as "non-controlling interests" and "net gains / losses attributable to non-controlling interests", respectively.

An entity is a VIE if:
i) its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii) its equity investors do not have decision-making rights about the entity's operations; or
iii) its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE unless:
i) the entity has the attributes of an investment company or for which it is industry practice to account for their assets at fair value through earnings;
ii) IFC has an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity; and
iii) the entity is a securitization vehicle, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

In those cases, IFC is considered to be the entity's primary beneficiary if it will absorb the majority of the VIE's expected losses or expected residual returns.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities:
i) investees in which IFC has significant influence:
   a) direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans)
   b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;
ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;
iii) all equity interests in funds;
iv) certain hybrid instruments in the investment portfolio; and
v) all market borrowings, except for such borrowings having no associated derivative instruments.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Equity securities held by consolidated subsidiaries that are investment companies
Pursuant to ASC Topic 946, *Financial Services - Investment Companies* (ASC 946) and ASC Topic 810, *Consolidation*, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Notwithstanding the following paragraph, pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC's equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2014 and June 30, 2014. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments and associated derivatives when received. Capital losses are recognized when incurred.

Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other-than-temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other-than-temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on debt securities and associated derivatives on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the condensed consolidated balance sheet.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for any of its lending-related derivatives.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – In June 2013, the FASB issued ASU 2013-08, *Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements* (ASU 2013-08). Among other things, ASU 2013-08 amends the criteria for an entity to qualify as an investment company under ASC Topic 946, introduces new disclosure requirements applicable to investment companies, and amends the measurement criteria for certain investments by an investment company in another investment company. ASU 2013-08 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2013 (which is the year ending June 30, 2015 for IFC). IFC adopted ASU 2013-08 on July 1, 2014 with no material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Accounting and financial reporting developments – In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of September 30, 2014. IFC continues to evaluate the potential future implications of the Act.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. ASU 2014-09 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2014-09.

In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* (ASU 2014-11). ASU 2014-11 requires secured borrowing accounting for repurchase-to-maturity transactions, eliminates current accounting guidance on linking repurchase financing transactions and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and repurchase agreements, securities lending transactions and repurchase to maturity transactions accounted for as secured borrowings. ASU 2014-10 is applicable for the first interim or annual reporting period ending after December 15, 2014 (which is the interim period ending December 31, 2014 for IFC). IFC is currently evaluating the impact of ASU 2014-11.

In August 2014, The FASB issued ASU 2014-15, *Presentation of Financial Instruments - Going Concern* (ASU 2014-15). ASU 2014-15 requires reporting entities to perform interim and annual assessments of their ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year of the date on which the financial statements are available to be issued). A reporting entity will be required to make certain disclosures if there is substantial doubt about the entity's ability to continue to as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016 (which is the annual period ending June 30, 2017 for IFC) and for interim periods thereafter.

In November 2014, the FASB issued ASU 2014-16, *Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity* (ASU 2014-16). ASU 2014-16 requires, for purposes of evaluating embedded features for bifurcation under ASU 815, the determination of the nature of a host contract issued in share form to be based on the economic characteristics and risks of the entire hybrid instrument, including the embedded feature being evaluated. Further, the ASU stipulates that the existence or omission of any single term or feature does not necessarily determine the economic characteristics and risks of the host. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (Which is the year ending June 30, 2017 for IFC). IFC is currently evaluating the impact of ASU 2014-16.

In addition, during the three months ended September 30, 2014, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC's traditional investor pool and manages third-party capital. AMC is consolidated into IFC's financial statements. At September 30, 2014, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2014).

As a result of the consolidation of AMC, amounts included in IFC's condensed consolidated balance sheet at September 30, 2014 and June 30, 2014 comprise (US$ millions):

	September 30, 2014	June 30, 2014
Cash, receivables and other assets	$ 49	$ 46
Equity investments	*	*
Payables and other liabilities	2	2

As a result of the consolidation of AMC, amounts included in IFC's condensed consolidated income statement for the three months ended September 30, 2014 and 2013 comprise (US$ millions):

	September 30, 2014	September 30, 2013
Other income	$ 14	$ 14
Other expenses	4	3

At September 30, 2014, AMC managed seven funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC's ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC's ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	-
IFC Russian Bank Capitalization Fund, LP	45%
IFC Catalyst Funds**	18%**
IFC Global Infrastructure Fund, LP	17%

* less than 0.5 million.

** The ownership interest of 18% reflects IFC's ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

IFC's investments in AMC Funds, except for the IFC Russian Bank Capitalization Fund, LP (RBCF), are accounted for at fair value under the Fair Value Option. RBCF, created in June 2012, is consolidated into IFC's financial statements because of the presumption of control by IFC as owner of the general partner of RBCF.

As a result of consolidating RBCF, IFC's condensed consolidated balance sheet at September 30, 2014 includes $82 million of equity investments ($98 million - June 30, 2014), and non-controlling interests of $44 million ($53 million - June 30, 2014). These non-controlling interests meet the ASC's definition of mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the non-controlling interest holders and IFC. RBCF's termination date is 2021 with a possible extension to 2023. As RBCF is considered an investment company, its investment securities (equity investments) are measured at fair value in IFC's condensed consolidated balance sheet; therefore, the settlement value or estimate of cash that would be due and payable to settle these non-controlling interests, assuming an orderly liquidation of RBCF on September 30, 2014, approximates the $44 million of non-controlling interests reflected on IFC's condensed consolidated balance sheet at September 30, 2014.

Other Consolidated entities

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. The Sukuk is scheduled to mature in November 2014. Hilal Sukuk Company is a VIE and has been consolidated into these Condensed Consolidated Financial Statements, albeit with no material impact. The collective impact of this and other entities consolidated into these Condensed Consolidated Financial Statements under the VIE or voting interest model is insignificant.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from the liquid asset trading activities for the three months ended September 30, 2014 and 2013 comprises (US$ millions):

	2014	2013
Interest income, net	$ 151	$ 105
Net gains and losses on trading activities (realized and unrealized)	(54)	1
Total income from liquid asset trading activities	**$ 97**	**$ 106**

Net gains and losses on trading activities comprises net losses on asset-backed and mortgage-backed securities of $5 million for the three months ended September 30, 2014 ($9 million net gains - three months ended September 30, 2013), and net losses on other trading securities of $49 million in the three months ended September 30, 2014 ($8 million net losses - three months ended September 30, 2013).

NOTE D – INVESTMENTS*

The carrying amount of investments at September 30, 2014 and June 30, 2014 comprises (US$ millions):

	September 30, 2014	June 30, 2014
Loans		
Loans at amortized cost	$ 23,465	$ 23,562
Less: Reserve against losses on loans	(1,668)	(1,686)
Loans at amortized cost less reserve against losses	21,797	21,876
Loans held for sale at lower of amortized cost or fair value	26	30
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $740 at September 30, 2014, $648 - June 30, 2014)	767	683
Total loans	**22,590**	**22,589**
Equity investments		
Equity investments at cost less impairment**	2,957	2,965
Equity investments accounted for at fair value as available-for-sale (cost $2,403 at September 30, 2014, $2,665 - June 30, 2014)	4,462	4,840
Equity investments accounted for at fair value (cost $4,119 at September 30, 2014, $4,109 - June 30, 2014)	5,215	5,183
Total equity investments	**12,634**	**12,988**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $2,170 at September 30, 2014, $2,167 - June 30, 2014)	2,198	2,234
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $375 at September 30, 2014, $367 - June 30, 2014)	371	365
Total debt securities	**2,569**	**2,599**
Total carrying amount of investments	**$ 37,793**	**$ 38,176**

* Beginning July 1, 2014, IFC started reporting investments under a new industry sector, namely, Telecom, media & technology, and venture investing. Prior to July 1, 2014, these investments were reported under Financial markets and Infrastructure and natural resources.

** Equity investments at cost less impairment at September 30, 2014 includes unrealized gains of $2 million ($2 million - June 30, 2014) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair vales are no longer available.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees, realized gains and losses on loans and associated derivatives for the three months ended September 30, 2014 and 2013 comprise the following (US$ millions):

	2014	2013
Interest income	$ 289	$ 231
Commitment fees	10	10
Other financial fees	24	26
Realized gains on loans and associated derivatives	11	-
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	**$ 334**	**$ 267**

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the three months ended September 30, 2014 and 2013, and for the years ended June 30, 2014 and 2013, as well as the related recorded investment in loans, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended September 30, 2014			Three months ended September 30, 2013		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 838	$ 848	$ 1,686	$ 741	$ 887	$ 1,628
Provision for (release of provision for) losses on loans	57	(42)	15	49	(19)	30
Recoveries of previously written-off loans	1	-	1	1	-	1
Foreign currency transaction adjustments	(14)	(14)	(28)	-	4	4
Other adjustments*	(6)	-	(6)	5	-	5
Ending balance	**$ 876**	**$ 792**	**$ 1,668**	**$ 796**	**$ 872**	**$ 1,668**
Related recorded investment in loans evaluated for impairment**	$ 23,465	$ 21,761	$ 23,465	$ 22,875	$ 21,457	$ 22,875
Recorded investment in loans with specific reserves	$ 1,704			$ 1,418		

	Year ended June 30, 2014			Year ended June 30, 2013		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 741	$ 887	$ 1,628	$ 447	$ 934	$ 1,381
Provision for (release of provision for) losses on loans	127	(44)	83	298	(49)	249
Write-offs	(44)	-	(44)	(13)	-	(13)
Recoveries of previously written-off loans	1	-	1	-	-	-
Foreign currency transaction adjustments	1	5	6	(2)	2	-
Other adjustments*	12	-	12	11	-	11
Ending balance	**$ 838**	**$ 848**	**$ 1,686**	**$ 741**	**$ 887**	**$ 1,628**
Related recorded investment in loans evaluated for impairment**	$ 23,562	$ 21,837	$ 23,562	$ 21,923	$ 20,520	$ 21,923
Recorded investment in loans with specific reserves	$ 1,725			$ 1,403		

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the three months ended September 30, 2014 and 2013, and for the years ended June 30, 2014 and 2013, are summarized below (US$ millions):

	Three months ended September 30,		Year ended June 30,	
	2014	2013	2014	2013
Beginning balance	$ 22	$ 17	$ 17	$ 21
(Release of) provision for losses on guarantees	(2)	(1)	5	(4)
Ending balance	**$ 20**	**$ 16**	**$ 22**	**$ 17**

Changes in the reserve against losses on other receivables for the three months ended September 30, 2014 and 2013, and for the years ended June 30, 2014 and 2013, are summarized below (US$ millions):

	Three months ended September 30,		Year ended June 30,	
	2014	2013	2014	2013
Beginning balance	$ 3	$ 3	$ 3	$ 5
Provision for (release of provision) losses on other receivables	6	-	-	(2)
Ending balance	**$ 9**	**$ 3**	**$ 3**	**$ 3**

Impaired loans

The average recorded investment and the recorded investment in loans at amortized cost that are impaired at September 30, 2014 and June 30, 2014 are as follows (US$ millions):

	September 30, 2014	June 30,2014
Average recorded investment in loans at amortized cost that are impaired	$ 1,726	$ 1,656
Recorded investment in loans at amortized cost that are impaired	1,704	1,725

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

September 30, 2014	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 154	$ 156	$ 95	$ 154	$ -
Europe, Middle East and North Africa	629	632	378	636	5
Sub-Saharan Africa, Latin America and Caribbean	309	363	173	314	1
Other	15	15	14	15	-
Total manufacturing, agribusiness and services	1,107	1,166	660	1,119	6
Financial markets					
Asia	-	2	-	-	-
Europe, Middle East and North Africa	4	5	5	5	-
Sub-Saharan Africa, Latin America and Caribbean	43	68	39	44	3
Total financial markets	47	75	44	49	3
Infrastructure and natural resources					
Asia	136	135	52	135	-
Europe, Middle East and North Africa	179	179	38	187	2
Sub-Saharan Africa, Latin America and Caribbean	139	139	58	139	2
Other	96	97	24	97	4
Total infrastructure and natural resources	550	550	172	558	8
Total	**$ 1,704**	**$ 1,791**	**$ 876**	**$ 1,726**	**$ 17**

IFC had no impaired loans at September 30, 2014 with no specific reserves.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2014				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 154	$ 156	$ 94	$ 154	$ 1
Europe, Middle East and North Africa	518	521	335	504	5
Sub-Saharan Africa, Latin America and Caribbean	344	400	185	330	6
Other	15	15	14	15	-
Total manufacturing, agribusiness and services	1,031	1,092	628	1,003	12
Financial markets					
Asia	-	2	-	-	-
Europe, Middle East and North Africa	5	5	5	5	-
Sub-Saharan Africa, Latin America and Caribbean	10	35	8	11	1
Total financial markets	15	42	13	16	1
Infrastructure and natural resources					
Asia	132	132	51	126	5
Europe, Middle East and North Africa	193	193	34	193	7
Sub-Saharan Africa, Latin America and Caribbean	248	248	87	224	5
Other	106	106	25	94	1
Total infrastructure and natural resources	679	679	197	637	18
Total	**$ 1,725**	**$ 1,813**	**$ 838**	**$ 1,656**	**$ 31**

IFC had no impaired loans at June 30, 2014 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued and the interest income on such loans for the periods ended September 30, 2014 and June 30, 2014 is summarized as follows (US$ millions):

	September 30, 2014	June 30, 2014
Loans on which the accrual of interest has been discontinued	$ 1,300	$ 1,342
Interest income not recognized on nonaccruing loans	16	104
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	16	19

The recorded investment in nonaccruing loans at amortized cost at September 30, 2014 and June 30, 2014 is summarized by industry sector and geographic region as follow (US$ millions):

	September 30, 2014			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 144	$ -	$ 100	$ 244
Europe, Middle East and North Africa	480	5	21	506
Sub-Saharan Africa, Latin America and Caribbean	335	31	103	469
Other	15	1	-	16
Total disbursed loans at amortized cost	**$ 974**	**$ 37**	**$ 224**	**$ 1,235**

	June 30, 2014			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 144	$ -	$ 96	$ 240
Europe, Middle East and North Africa	458	5	21	484
Sub-Saharan Africa, Latin America and Caribbean	382	-	160	542
Other	15	1	-	16
Total disbursed loans at amortized cost	**$ 999**	**$ 6**	**$ 277**	**$ 1,282**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	September 30, 2014					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ 2	$ 3	$ 144	$ 149	$ 1,813	$ 1,962
Europe, Middle East and North Africa	62	25	502	589	2,587	3,176
Sub-Saharan Africa, Latin America and Caribbean	-	2	283	285	2,260	2,545
Other	-	-	15	15	781	796
Total manufacturing, agribusiness and services	64	30	944	1,038	7,441	8,479
Financial markets						
Asia	-	-	-	-	2,188	2,188
Europe, Middle East and North Africa	-	-	5	5	2,045	2,050
Sub-Saharan Africa, Latin America and Caribbean	-	-	2	2	2,234	2,236
Other	-	-	1	1	501	502
Total financial markets	-	-	8	8	6,968	6,976
Infrastructure and natural resources						
Asia	-	-	87	87	1,877	1,964
Europe, Middle East and North Africa	-	-	21	21	2,112	2,133
Sub-Saharan Africa, Latin America and Caribbean	-	-	49	49	3,825	3,874
Other	-	-	-	-	129	129
Total infrastructure and natural resources	-	-	157	157	7,943	8,100
Telecom, media & technology, and venture investing						
Europe, Middle East and North Africa	-	-	-	-	36	36
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	42	42
Total telecom, media & technology, and venture investing	-	-	-	-	78	78
Total disbursed loans at amortized cost	**$ 64**	**$ 30**	**$ 1,109**	**$ 1,203**	**$ 22,430**	**$ 23,633**
Unamortized deferred loan origination fees, net and other						(131)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(37)
Recorded investment in loans at amortized cost						**$ 23,465**

At September 30, 2014, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2014					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ 2	$ 144	$ 146	$ 1,725	$ 1,871
Europe, Middle East and North Africa	-	-	458	458	2,626	3,084
Sub-Saharan Africa, Latin America and Caribbean	12	35	265	312	2,021	2,333
Other	250	-	-	250	1,096	1,346
Total manufacturing, agribusiness and services	262	37	867	1,166	7,468	8,634
Financial markets						
Asia	-	-	-	-	2,084	2,084
Europe, Middle East and North Africa	-	-	5	5	2,074	2,079
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	2,128	2,128
Other	-	-	1	1	521	522
Total financial markets	-	-	6	6	6,807	6,813
Infrastructure and natural resources						
Asia	-	-	87	87	1,775	1,862
Europe, Middle East and North Africa	-	-	21	21	2,252	2,273
Sub-Saharan Africa, Latin America and Caribbean	-	-	160	160	3,578	3,738
Other	-	-	-	-	418	418
Total infrastructure and natural resources	-	-	268	268	8,023	8,291
Total disbursed loans at amortized cost	**$ 262**	**$ 37**	**$ 1,141**	**$ 1,440**	**$ 22,298**	**$ 23,738**
Unamortized deferred loan origination fees, net and other						(137)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(39)
Recorded investment in loans at amortized cost						**$ 23,562**

At June 30, 2014, loans 90 days or greater past due still accruing totaled less than $0.5 million.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well-defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC's loans at amortized cost by credit quality indicator updated effective September 30, 2014 and June 30, 2014 respectively, as well as by industry sector and geographic region follows (US$ millions):

	September 30, 2014							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 412	$ 644	$ 673	$ 73	$ 63	$ 97	$ 1,962
Europe, Middle East and North Africa	3	458	728	1,103	391	117	376	3,176
Sub-Saharan Africa, Latin America and Caribbean	60	240	832	934	200	89	190	2,545
Other	-	642	89	50	-	15	-	796
Total manufacturing, agribusiness and services	63	1,752	2,293	2,760	664	284	663	8,479
Financial markets								
Asia	26	1,096	757	282	27	-	-	2,188
Europe, Middle East and North Africa	-	583	977	387	99	-	4	2,050
Sub-Saharan Africa, Latin America and Caribbean	-	618	1,347	195	33	10	33	2,236
Other		250	1	250	1	-	-	502
Total financial markets	26	2,547	3,082	1,114	160	10	37	6,976
Infrastructure and natural resources								
Asia	-	316	739	706	103	39	61	1,964
Europe, Middle East and North Africa	-	149	680	1,126	157	-	21	2,133
Sub-Saharan Africa, Latin America and Caribbean	300	242	1,929	875	369	131	28	3,874
Other	-	22	-	-	-	107	-	129
Total infrastructure and natural resources	300	729	3,348	2,707	629	277	110	8,100
Telecom, media & technology, and venture investing								
Europe, Middle East and North Africa	-	-	36	-	-	-	-	36
Sub-Saharan Africa, Latin America and Caribbean	-	-	39	3	-	-	-	42
Total telecom, media & technology, and venture investing	-	-	75	3	-	-	-	78
Total disbursed loans at amortized cost	**$ 389**	**$ 5,028**	**$ 8,798**	**$ 6,584**	**$ 1,453**	**$ 571**	**$ 810**	**$ 23,633**
Unamortized deferred loan origination fees, net and other								(131)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(37)
Recorded investment in loans at amortized cost								**$ 23,465**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2014							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 523	$ 538	$ 610	$ 45	$ 58	$ 97	$ 1,871
Europe, Middle East and North Africa	3	385	799	1,051	387	93	366	3,084
Sub-Saharan Africa, Latin America and Caribbean	50	224	809	749	221	136	144	2,333
Other	-	914	162	242	13	15	-	1,346
Total manufacturing, agribusiness and services	53	2,046	2,308	2,652	666	302	607	8,634
Financial markets								
Asia	-	1,011	844	200	29	-	-	2,084
Europe, Middle East and North Africa	-	536	887	550	101	-	5	2,079
Sub-Saharan Africa, Latin America and Caribbean	-	631	1,277	198	13	9	-	2,128
Other	-	250	1	270	1	-	-	522
Total financial markets	-	2,428	3,009	1,218	144	9	5	6,813
Infrastructure and natural resources								
Asia	-	319	657	692	98	35	61	1,862
Europe, Middle East and North Africa	-	180	609	1,291	172	-	21	2,273
Sub-Saharan Africa, Latin America and Caribbean	300	172	1,779	882	491	86	28	3,738
Other	-	26	27	83	175	107	-	418
Total infrastructure and natural resources	300	697	3,072	2,948	936	228	110	8,291
Total disbursed loans at amortized cost	$ 353	$ 5,171	$ 8,389	$ 6,818	$ 1,746	$ 539	$ 722	$ 23,738
Unamortized deferred loan origination fees, net and other								(137)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(39)
Recorded investment in loans at amortized cost								$ 23,562

Loan modifications during the three months ended September 30, 2014 considered troubled debt restructurings were not significant. There were no loans that defaulted during the three months ended September 30, 2014 that had been modified in a troubled debt restructuring within 12 months prior to the date of default.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2014 totaled $4,453 million ($4,661 million - June 30, 2014). Guarantees of $3,453 million that were outstanding (i.e., not called) at September 30, 2014 ($3,679 million - June 30, 2014), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES

Income from debt securities and realized gains and losses on debt securities and associated derivatives for the three months ended September 30, 2014 and 2013 comprise the following (US$ millions):

	2014	2013
Interest income	$ 23	$ 12
Realized gains on debt securities and associated derivatives	23	-
Other-than-temporary impairments	(5)	(3)
Total income from debt securities and realized gains and losses on debt securities and associated derivatives	**$ 41**	**$ 9**

Debt securities accounted for as available-for-sale at September 30, 2014 and June 30, 2014 comprise (US$ millions):

September 30, 2014	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$ 1,457	$ 83	$ (11)	$ (83)	$ 1,446
Preferred shares	565	59	(1)	(10)	613
Asset-backed securities	148	6	-	(15)	139
Total	**$ 2,170**	**$ 148**	**$ (12)**	**$ (108)**	**$ 2,198**

June 30, 2014	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$ 1,423	$ 85	$ (9)	$ (57)	$ 1,442
Preferred shares	594	55	(1)	(1)	647
Asset-backed securities	150	1	-	(6)	145
Total	**$ 2,167**	**$ 141**	**$ (10)**	**$ (64)**	**$ 2,234**

The following table shows the unrealized losses and fair value of debt securities at September 30, 2014 and June 30, 2014 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

September 30, 2014	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 130	$ (3)	$ 130	$ (8)	$ 260	$ (11)
Preferred shares	-	-	8	(1)	8	(1)
Total	**$ 130**	**$ (3)**	**$ 138**	**$ (9)**	**$ 268**	**$ (12)**

June 30, 2014	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ -	$ -	$ 135	$ (9)	$ 135	$ (9)
Preferred shares	-	-	8	(1)	8	(1)
Total	**$ -**	**$ -**	**$ 143**	**$ (10)**	**$ 143**	**$ (10)**

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the three months ended September 30, 2014 and 2013 comprises the following (US$ millions):

	2014	2013
Gains on equity investments and associated derivatives, net	$ 454	$ 224
Dividends and profit participations	52	74
Other-than-temporary impairments:		
Equity investments at cost less impairment	(71)	(15)
Equity investments available-for-sale	(109)	(35)
Total other-than-temporary impairments	(180)	(50)
Custody, fees and other	2	(8)
Total income from equity investments and associated derivatives	**$ 328**	**$ 240**

Gains on equity investments and associated derivatives includes realized gains and losses on equity investments and associated derivatives, net of $577 million and $176 million for the three months ended September 30, 2014 and 2013 respectively.

Dividends include $5 million for three months ended September 30, 2014 ($6 million - three months ended September 30, 2013) of receipts, net of cash disbursements, related to investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years on average. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $3,252 million as of September 30, 2014 ($3,259 million - June 30, 2014).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance -based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2013	$ -	$ 199	$ 31	$ 28	$ 20	$ 278
Year ended June 30, 2014						
Designations of retained earnings	251	-	-	-	-	251
Expenditures against designated retained earnings	(251)	(68)	(10)	(3)	(3)	(335)
At June 30, 2014	**$ -**	**$ 131**	**$ 21**	**$ 25**	**$ 17**	**$ 194**
Three months ended September 30, 2014						
Designations of retained earnings	-	58	-	-	-	58
Expenditures against designated retained earnings	-	(10)	(1)	(1)	(1)	(13)
At September 30, 2014	**$ -**	**$ 179**	**$ 20**	**$ 24**	**$ 16**	**$ 239**

On August 7, 2014, the Board of Directors approved a designation of $340 million of IFC's retained earnings for grants to IDA and a designation of $58 million of IFC's retained earnings for Advisory Services.

Subsequent event - On October 10, 2014, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at September 30, 2014 and June 30, 2014 are summarized as follows (US$ millions):

	September 30, 2014	June 30, 2014
Net unrealized gains on available-for-sale debt securities	$ 28	$ 67
Net unrealized gains on available-for-sale equity investments	2,061	2,177
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(993)	(1,005)
Total accumulated other comprehensive income	**$ 1,096**	**$ 1,239**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three months ended September 30, 2014 and 2013 comprises (US$ millions):

	2014	2013
Unrealized gains and losses on loans, debt securities and associated derivatives:		
Unrealized losses on loans and associated derivatives	$ (9)	$ (16)
Unrealized losses on debt securities and associated derivatives	(5)	(36)
Total net unrealized losses on loans, debt securities and associated derivatives	**(14)**	**(52)**
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:		
Unrealized gains and losses on market borrowings accounted for at fair value:		
Credit spread component	(75)	28
Interest rate, foreign exchange and other components	167	(238)
Total unrealized gains (losses) on market borrowings	92	(210)
Unrealized (losses) gains on derivatives associated with market borrowings	(196)	184
Unrealized gains on borrowings from IDA accounted for at fair value	33	-
Total net unrealized losses on borrowings from market, IDA and associated derivatives	**(71)**	**(26)**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	**$ (85)**	**$ (78)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Unrealized gains and losses on borrowings from market, IDA and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at September 30, 2014 and June 30, 2014 is summarized as follows (US$ millions):

Consolidated balance sheet location	September 30, 2014	June 30, 2014
Derivative assets		
Interest rate	$ 429	$ 521
Foreign exchange	367	34
Interest rate and currency	1,703	1,799
Equity and other	403	559
Total derivative assets	**$ 2,902**	**$ 2,913**
Derivative liabilities		
Interest rate	$ 371	$ 313
Foreign exchange	22	109
Interest rate and currency	2,269	1,545
Equity and other	19	18
Total derivative liabilities	**$ 2,681**	**$ 1,985**

The effect of derivative instrument contracts on the condensed consolidated income statement for the three months ended September 30, 2014 and 2013 is summarized as follows (US$ millions):

Derivative risk category	Income statement location	2014	2013
Interest rate	Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ (9)	$ (9)
	Income from debt securities and realized gains and losses on debt securities and associated derivatives	(1)	-
	Income from liquid asset trading activities	(11)	(80)
	Charges on borrowings	111	84
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(173)	71
Foreign exchange	Income from equity investments and associated derivatives	-	5
	Income from liquid asset trading activities	(62)	(66)
	Foreign currency transaction gains and losses on non-trading activities	62	65
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	1	(6)
Interest rate and currency	Income from loans and guarantees, realized gains and losses on loans and associated derivatives	(45)	(40)
	Income from debt securities and realized gains and losses on debt securities and associated derivatives	(6)	(6)
	Income from liquid asset trading activities	3	35
	Charges on borrowings	207	169
	Other income	-	-
	Foreign currency transaction gains and losses on non-trading activities	(692)	6
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(13)	101
Equity	Income from equity investments and associated derivatives	(146)	9
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(15)	(7)
Other derivative contracts	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	-	(1)
	Total	**$ (789)**	**$ 330**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

At September 30, 2014, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $60,335 million ($54,563 million at June 30, 2014), foreign exchange contracts was $12,158 million ($9,830 million at June 30, 2014) and interest rate and currency contracts was $32,707 million ($32,935 million at June 30, 2014). At September 30, 2014, there were 289 equity contracts related to IFC's loan and equity investment portfolio and 3 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (285 equity risk and other contracts at June 30, 2014).

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities, with the aim of realizing their contractual cash flows.

The estimated fair values reflect the interest rate environments as of September 30, 2014 and June 30, 2014. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

All of IFC's financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee (CRC), a subcommittee of IFC's Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC's Treasury department and IFC's Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.

IFC's regional and industry departments are primarily responsible for fair valuing IFC's investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC's Portfolio Valuation Unit and Loss Provisioning Unit, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC's investment portfolio. Prior to October 1, 2014, IFC's Valuation Oversight Subcommittee (VOS), which was a subcommittee of CRC, reviewed significant valuation principles and the reasonableness of high exposure valuations quarterly. Pursuant to a simplification of IFC's organizational structure effective October 1, 2014, the committees of IFC's Management Team, including the VOS, are being reassessed.

IFC's borrowings are fair valued by the Quantitative Analysis Group in IFC's Treasury department under the oversight of the Corporate and Portfolio Risk Management department.

The methodologies used and key assumptions made to estimate fair values as of September 30, 2014, and June 30, 2014, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Loans and debt securities - Loans and debt securities in IFC's investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of September 30, 2014 and June 30, 2014 are presented below:

September 30, 2014	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 293	Discount rate	6.8 - 28.0	12.7
	Relative valuations	62	Valuation multiples*		
	Net asset value	5	Third party pricing		
	Recent transactions	360			
	Other techniques	24			
Total preferred shares		744			
Loans and other debt securities	Discounted cash flows	1,737	Credit default swap spreads	1.7 - 7.0	3.1
			Expected recovery rates	10.0 - 85.0	42.9
	Recent transactions	495			
	Other techniques	262			
Total loans and other debt securities		2,494			
Total		$ 3,238			

June 30, 2014	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 293	Discount rate	6.8 - 28.0	11.7
	Relative valuations	51	Valuation multiples*		
	Net asset value	5	Third party pricing		
	Recent transactions	384			
	Other techniques	32			
Total preferred shares		765			
Loans and other debt securities	Discounted cash flows	1,493	Credit default swap spreads	1.4- 6.9	2.6
			Expected recovery rates	10.0 - 85.0	43.3
	Recent transactions	663			
	Other techniques	259			
Total loans and other debt securities		2,415			
Total		$ 3,180			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

As of September 30, 2014, IFC had 5 inflation index linked structured borrowing issues classified as level 3 with a total fair value of $309 million. The significant unobservable inputs in the valuation of this structure are the correlations between and the weights of the constituents of the inflation index. In addition, IFC had bond issuances with a total fair value of $72 million classified as level 3 in Costa Rican colones, Rwandan francs and Armenian drams where the significant unobservable inputs were yield curve data.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of September 30, 2014 and June 30, 2014 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

September 30, 2014

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 63	Volatilities	11.3 - 74.3	25.2
	Variable strike price options	321	Contractual strike price*		
Interest rate and currency swap assets	Vanilla swaps	15	Yield curve points, exchange rates		
Interest rate and currency swap liabilities	Vanilla swaps	(17)	Yield curve points, exchange rates		
Borrowing related structured currency swap liabilities	Inflation index linked note, other	(82)	Inflation index weights and correlations		
Total		**$ 300**			

June 30, 2014

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 78	Volatilities	12.0 - 37.6	24.4
	Variable strike price options	463	Contractual strike price*		
Interest rate and currency swap assets	Vanilla swaps	5	Yield curve points		
Borrowing related structured currency swap liabilities	Inflation index linked note, other	(63)	Inflation index weights and correlations		
Total		**$ 483**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of September 30, 2014 and June 30, 2014 are presented below:

September 30, 2014

Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$ 581	Cost of equity (%)	9.8 - 22.6	15.5
			Asset growth rate (%)	(88.1) - 113.0	11.8
			Return on assets (%)	(7.0) - 6.0	1.9
			Perpetual growth rate (%)	3.0 - 11.0	5.0
	Relative valuations	15	Price/book value	1.0 - 1.9	1.7
	Listed price (adjusted)	188	Discount for lock-up (%)	0.7 - 15.2	3.8
	Recent transactions	218			
	Other techniques	140			
Total banking and other financial institutions		1,142			
AMC funds	Adjusted Net Asset Value	913			
Other funds	Adjusted Net Asset Value	2,339	Third party pricing		
	Recent transactions	82			
Total funds		3,334			
Others	Discounted cash flows	366	Weighted average cost of capital (%)	6.6 - 17.1	11.3
			Cost of equity (%)	10.4 - 15.0	13.1
	Relative valuations	184	Valuation multiples*		
	Listed price (adjusted)	128	Discount for lock-up (%)	2.0 - 11.5	7.6
	Recent transactions	241			
	Other techniques	96			
Total others		1,015			
Total		$ 5,491			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

		June 30, 2014			
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$ 681	Cost of equity (%)	9.7 - 22.6	15.3
			Asset growth rate (%)	(88.5) - 83.0	11.9
			Return on assets (%)	(6.7) - 6.5	2.4
			Perpetual growth rate (%)	3.0 - 11.0	5.0
	Relative valuations	222	Price/book value	1.2- 1.9	1.2
	Listed price (adjusted)	110	Discount for lock-up (%)	3.7 - 18.3	8.8
	Recent transactions	253			
	Other techniques	136			
Total banking and other financial institutions		1,402			
AMC funds	Adjusted Net Asset Value	977			
Other funds	Adjusted Net Asset Value	2,282	Third party pricing		
	Recent transactions	45			
Total funds		3,304			
Others	Discounted cash flows	374	Weighted average cost of capital (%)	6.6 - 16.9	11.2
			Cost of equity (%)	10.8 - 15.0	13.0
	Relative valuations	223	Valuation multiples*		
	Listed price (adjusted)	113	Discount for lock-up (%)	1.2 - 13.0	7.3
	Recent transactions	217			
	Other techniques	101			
Total others		1,028			
Total		**$ 5,734**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at September 30, 2014 and June 30, 2014 are summarized below (US$ millions).

	September 30, 2014		June 30, 2014	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 49,026	$ 49,026	$ 40,442	$ 40,442
Investments:				
Loans at amortized cost, net of reserves against losses	21,797	23,041	21,876	23,624
Loans held for sale at lower of amortized cost or fair value	26	41	30	83
Loans accounted for at fair value under the Fair Value Option	767	767	683	683
Total loans	22,590	23,849	22,589	24,390
Equity investments at cost less impairment	2,957	4,677	2,965	4,867
Equity investments accounted for at fair value as available-for-sale	4,462	4,462	4,840	4,840
Equity investments accounted for at fair value	5,215	5,215	5,183	5,183
Total equity investments	12,634	14,354	12,988	14,890
Debt securities accounted for at fair value as available-for-sale	2,198	2,198	2,234	2,234
Debt securities accounted for at fair value under the Fair Value Option	371	371	365	365
Total debt securities	2,569	2,569	2,599	2,599
Total investments	37,793	40,772	38,176	41,879
Derivative assets:				
Borrowings-related	872	872	1,456	1,456
Liquid asset portfolio-related and other	711	711	219	219
Investment-related	1,197	1,197	1,132	1,132
Client risk management-related	122	122	106	106
Total derivative assets	2,902	2,902	2,913	2,913
Other investment-related financial assets	2	125	2	128
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,017	$ 6,017	$ 5,288	$ 5,288
Market, IBRD, IDA and other borrowings outstanding	54,890	54,888	49,481	49,475
Derivative liabilities:				
Borrowings-related	2,363	2,363	1,317	1,317
Liquid asset portfolio-related and other	78	78	277	277
Investment-related	108	108	276	276
Client risk management-related	132	132	115	115
Total derivative liabilities	2,681	2,681	1,985	1,985

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $23 million at September 30, 2014 ($23 million - June 30, 2014). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy

The following tables provide information as of September 30, 2014 and June 30, 2014, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	September 30, 2014			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Government and agency obligations	$ 12,566	$ 5,577	$ 22	$ 18,165
Asset-backed securities	-	14,009	16	14,025
Corporate securities	5,166	1,094	139	6,399
Money market funds	1,459	-	-	1,459
Total trading securities	19,191*	20,680	177	40,048
Loans (outstanding principal balance $740)	-	-	767	767
Equity investments:				
Banking and other financial institutions	2,265	96	1,142	3,503
Funds	-	-	3,334	3,334
Others	1,814	11	1,015	2,840
Total equity investments	4,079	107	5,491	9,677
Debt securities:				
Corporate debt securities	98	-	1,587	1,685
Preferred shares	-	-	744	744
Asset-backed securities	-	-	139	139
Other debt securities	-	-	1	1
Total debt securities	98	-	2,471	2,569
Derivative assets:				
Interest rate	-	429	-	429
Foreign exchange	-	367	-	367
Interest rate and currency	-	1,688	15	1,703
Equity and other	-	-	403	403
Total derivative assets	-	2,484	418	2,902
Total assets at fair value	**$ 23,368**	**$ 23,271**	**$ 9,324**	**$ 55,963**
Borrowings:				
Structured bonds	$ -	$ 3,833	$ 309	$ 4,142
Unstructured bonds	42,247	6,551	72	48,870
Total borrowings (outstanding principal balance $53,147**)	42,247	10,384	381	53,012
Trading securities - short sold bonds	599	-	-	599
Derivative liabilities:				
Interest rate	-	366	5	371
Foreign exchange	-	22	-	22
Interest rate and currency	-	2,175	94	2,269
Equity and other	-	-	19	19
Total derivative liabilities	-	2,563	118	2,681
Total liabilities at fair value	**$ 42,846**	**$ 12,947**	**$ 499**	**$ 56,292**

* Includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,459 million at September 30, 2014.

** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,096 million, with a fair value of $1,645 million as of September 30, 2014.

Note: For the three months ended September 30, 2014: trading securities with a fair value of $638 million transferred from level 1 to level 2 due to indications of improved market activity; and trading securities with a fair value of $663 million were transferred from level 2 to level 1 due to decrease in market activity. Equity investments with fair value of $94 million transferred from level 1 to level 2 and $92 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $72 million transferred from level 1 to level 2, while bonds with a fair value of $149 million were transferred from level 2 to level 1 due to change in quality of market price information.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2014			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Government and agency obligations	$ 10,472	$ 4,454	$ 22	$ 14,948
Asset-backed securities	-	11,731	20	11,751
Corporate securities	4,890	1,028	146	6,064
Money market funds	524	-	-	524
Total trading securities	15,886*	17,213	188	33,287
Loans (outstanding principal balance $648)	-	-	683	683
Equity investments:				
Banking and other financial institutions	2,362	28	1,402	3,792
Funds	-	-	3,304	3,304
Others	1,819	80	1,028	2,927
Total equity investments	4,181	108	5,734	10,023
Debt securities:				
Corporate debt securities	102	-	1,586	1,688
Preferred shares	-	-	765	765
Asset-backed securities	-	-	145	145
Other debt securities	-	-	1	1
Total debt securities	102	-	2,497	2,599
Derivative assets:				
Interest rate	-	521	-	521
Foreign exchange	-	34	-	34
Interest rate and currency	-	1,794	5	1,799
Equity and other	-	-	559	559
Total derivative assets	-	2,349	564	2,913
Total assets at fair value	**$ 20,169**	**$ 19,670**	**$ 9,666**	**$ 49,505**
Borrowings:				
Structured bonds	$ -	$ 3,729	$ 361	$ 4,090
Unstructured bonds	38,366	5,008	70	43,444
Total borrowings (outstanding principal balance $47,538**)	38,366	8,737	431	47,534
Derivative liabilities:				
Interest rate	-	313	-	313
Foreign exchange	-	109	-	109
Interest rate and currency	-	1,482	63	1,545
Equity and other	-	-	18	18
Total derivative liabilities	-	1,904	81	1,985
Total liabilities at fair value	**$ 38,366**	**$ 10,641**	**$ 512**	**$ 49,519**

* Includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $524 million at June 30, 2014.

** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,222 million, with a fair value of $1,788 million as of June 30, 2014.

Note: For the year ended June 30, 2014: trading securities with a fair value of $308 million were transferred from level 2 to level 1 due to indications of improved market activity; and trading securities with a fair value of $72 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $48 million were transferred from level 1 to level 2 and $119 million from level 2 to level 1 due to decrease/increase in market activities. Borrowings issued by IFC with a fair value of $7,001 million transferred from level 2 to level 1 due to an assessed change in information quality.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2014 and 2013 (US$ millions). IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Three months ended September 30, 2014							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2014	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of September 30, 2014	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
Trading securities:								
Asset-backed securities	$ 20	$ -	$ -	$ (4)	$ -	$ -	$ 16	$ -
Corporate securities	146	(12)	-	40	-	(35)	139	(12)
Government and agency obligations	22	-	-	-	-	-	22	-
Total trading securities	188	(12)	-	36	-	(35)	177	(12)
Loans	683	(17)	-	101	-	-	767	(17)
Equity investments:								
Banking and other financial institutions	1,402	170	(54)	(297)	14	(93)	1,142	(21)
Funds	3,304	96	-	(66)	-	-	3,334	85
Others	1,028	(62)	28	45	7	(31)	1,015	(60)
Total equity investments	5,734	204	(26)	(318)	21	(124)	5,491	4
Debt securities:								
Corporate debt securities	1,586	(7)	(32)	40	-	-	1,587	(6)
Preferred shares	765	11	(5)	(27)	-	-	744	(5)
Asset-backed securities	145	-	(4)	(2)	-	-	139	-
Other debt securities	1	-	-	-	-	-	1	-
Total debt securities	2,497	4	(41)	11	-	-	2,471	(11)
Derivative assets:								
Interest rate and currency	5	3	-	7	-	-	15	10
Equity and other	559	(160)	-	4	-	-	403	(8)
Total derivative assets	564	(157)	-	11	-	-	418	2
Total assets at fair value	**$ 9,666**	**$ 22**	**$ (67)**	**$ (159)**	**$ 21**	**$ (159)**	**$ 9,324**	**$ (34)**
Borrowings:								
Structured bonds	$ (361)	$ 52	$ -	$ -	$ -	$ -	$ (309)	$ 52
Unstructured bonds	(70)	(2)	-	-	-	-	(72)	(2)
Total borrowings	(431)	50	-	-	-	-	(381)	50
Derivative liabilities:								
Interest rate	-	-	-	(5)	-	-	(5)	-
Interest rate and currency	(63)	(32)	-	1	-	-	(94)	(38)
Equity price risk contracts	(18)	(1)	-	-	-		(19)	(1)
Total derivative liabilities	(81)	(33)	-	(4)	-	-	(118)	(39)
Total liabilities at fair value	**$ (512)**	**$ 17**	**$ -**	**$ (4)**	**$ -**	**$ -**	**$ (499)**	**$ 11**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2014.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2014 beginning balance as of September 30, 2014.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended September 30, 2013							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2013	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of September 30, 2013	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
Trading securities:								
Asset-backed securities	$ 85	$ -	$ -	$ (8)	$ -	$ (34)	$ 43	$ -
Total trading securities	85	-	-	(8)	-	(34)	43	-
Loans	493	(1)	-	37	-	-	529	(1)
Equity investments:								
Banking and other financial institutions	1,505	11	(6)	95	18	-	1,623	16
Funds	2,731	6	-	30	-	-	2,767	(13)
Others	815	28	(2)	12	-	(7)	846	28
Total equity investments	5,051	45	(8)	137	18	(7)	5,236	31
Debt securities:								
Corporate debt securities	1,474	(4)	(27)	82	-	-	1,525	(5)
Preferred shares	585	(20)	6	18	-	-	589	(3)
Asset-backed securities	87	-	(3)	(1)	-	-	83	-
Other debt securities	5	(1)	-	-	-	-	4	-
Total debt securities	2,151	(25)	(24)	99	-	-	2,201	(8)
Derivative assets:								
Equity and other	781	10	-	-	-	-	791	4
Total derivative assets	781	10	-	-	-	-	791	4
Total assets at fair value	**$ 8,561**	**$ 29**	**$ (32)**	**$ 265**	**$ 18**	**$ (41)**	**$ 8,800**	**$ 26**
Borrowings:								
Structured bonds	$ (391)	$ (25)	$ -	$ -	$ -	$ -	$ (416)	$ (25)
Total borrowings	(391)	(25)	-	-	-	-	(416)	(25)
Derivative liabilities:								
Interest rate and currency	(26)	20	-	-	-	-	(6)	20
Equity price risk contracts	-	(9)					(9)	(9)
Total derivative liabilities	(26)	11	-	-	-	-	(15)	11
Total liabilities at fair value	**$ (417)**	**$ (14)**	**$ -**	**$ -**	**$ -**	**$ -**	**$ (431)**	**$ (14)**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2013.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2013 beginning balance as of September 30, 2013.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2014 and 2013 (US$ millions).

	Three months ended September 30, 2014				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Asset-backed securities	$ -	$ -	$ -	$ (4)	$ (4)
Corporate securities	131	(89)	-	(2)	40
Total trading securities	131	(89)	-	(6)	36
Loans	113	-	-	(12)	101
Equity investments:					
Banking and other financial institutions	104	(401)	-	-	(297)
Funds	127	(193)	-	-	(66)
Others	45	(8)	-	8	45
Total equity investments	276	(602)	-	8	(318)
Debt securities:					
Corporate debt securities	98	-	-	(58)	40
Preferred shares	13	(40)	-	-	(27)
Asset-backed securities	-	-	-	(2)	(2)
Total debt securities	111	(40)	-	(60)	11
Derivative assets:					
Interest rate and currency	-	-	7	-	7
Equity and other	-	-	-	4	4
Total derivative assets	-	-	7	4	11
Total assets at fair value	**$ 631**	**$ (731)**	**$ 7**	**$ (66)**	**$ (159)**
Derivative liabilities:					
Interest rate	-	-	-	(5)	(5)
Interest rate and currency	-	-	(4)	5	1
Equity price risk contracts	-	-	-	-	-
Total derivative liabilities	-	-	(4)	-	(4)
Total liabilities at fair value	**$ -**	**$ -**	**$ (4)**	**$ -**	**$ (4)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended September 30, 2013				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Asset-backed securities	$ -	$ -	$ -	$ (8)	$ (8)
Total trading securities	-	-	-	(8)	(8)
Loans	-	-	15	22	37
Equity investments:					
Banking and other financial institutions	88	(4)	-	11	95
Funds	90	(60)	-	-	30
Others	23	-	-	(11)	12
Total equity investments	201	(64)	-	-	137
Debt securities:					
Corporate debt securities	130	-	-	(48)	82
Preferred shares	18	-	-	-	18
Asset-backed securities	-	-	-	(1)	(1)
Total debt securities	148	-	-	(49)	99
Total assets at fair value	**$ 349**	**$ (64)**	**$ 15**	**$ (35)**	**$ 265**

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

As of September 30, 2014, equity investments, accounted for at cost less impairment, with a carrying amount of $344 million were written down to their fair value of $273 million ($314 million and $299 million - September 30, 2013), resulting in a loss of $71 million, which was included in income from equity investments and associated derivatives in the condensed consolidated income statement during the three months ended September 30, 2014 (loss of $15 million - three months ended September 30, 2013). The amount of the write-down was based on a Level 3 measure of fair value.

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC's condensed consolidated balance sheets and income statements can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

An analysis of IFC's major components of income and expense by business segment for the three months ended September 30, 2014 and 2013, is provided below (US$ millions):

	Three months ended September 30, 2014			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ 334	$ -	$ -	$ 334
Provision for losses on loans, guarantees and other receivables	(19)	-	-	(19)
Income from equity investments and associated derivatives	328	-	-	328
Income from debt securities and realized gains and losses on debt securities and associated derivatives	41	-	-	41
Income from liquid asset trading activities	-	97	-	97
Charges on borrowings	(29)	(26)	-	(55)
Advisory services income	-	-	50	50
Other income	48	-	-	48
Administrative expenses	(208)	(4)	(10)	(222)
Advisory services expenses	-	-	(62)	(62)
Expense from pension and other postretirement benefit plans	(35)	(2)	(12)	(49)
Other expenses	(8)	-	-	(8)
Foreign currency transaction gains and losses on non-trading activities	29	-	-	29
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**481**	**65**	**(34)**	**512**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(14)	(71)	-	(85)
Net income (loss)	**467**	**(6)**	**(34)**	**427**
Less: Net losses attributable to non-controlling interests	10	-	-	10
Net income (loss) attributable to IFC	**$ 477**	**$ (6)**	**$ (34)**	**$ 437**

	Three months ended September 30, 2013			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ 267	$ -	$ -	$ 267
Provision for losses on loans, guarantees and other receivables	(29)	-	-	(29)
Income from equity investments and associated derivatives	240	-	-	240
Income from debt securities and realized gains and losses on debt securities and associated derivatives	9	-	-	9
Income from liquid asset trading activities	-	106	-	106
Charges on borrowings	(10)	(33)	-	(43)
Advisory services income	-	-	41	41
Other income	46	-	-	46
Administrative expenses	(195)	(5)	(20)	(220)
Advisory services expenses	-	-	(55)	(55)
Expense from pension and other postretirement benefit plans	(30)	(1)	(12)	(43)
Other expenses	(7)	-	-	(7)
Foreign currency transaction gains and losses on non-trading activities	13	-	-	13
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**304**	**67**	**(46)**	**325**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(52)	(26)	-	(78)
Net income (loss)	**252**	**41**	**(46)**	**247**
Less: Net gains attributable to non-controlling interests	(3)	-	-	(3)
Net income (loss) attributable to IFC	**$ 249**	**$ 41**	**$ (46)**	**$ 244**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 160 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2014 (159 investments - June 30, 2014).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $25,658 million at September 30, 2014 ($25,421 million - June 30, 2014). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $4,613 million at September 30, 2014 ($4,501 million - June 30, 2014).

The industry sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at September 30, 2014 and June 30, 2014 is as follows (US$ millions):

	September 30, 2014					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 98	$ 12	$ 17	$ -	$ -	$ 127
Europe, Middle East and North Africa	388	25	-	-	-	413
Sub-Saharan Africa, Latin America and Caribbean	208	91	-	-	1	300
Total manufacturing, agribusiness and services	694	128	17	-	1	840
Financial markets						
Asia	154	-	-	-	10	164
Europe, Middle East and North Africa	27	15	198	1	-	241
Sub-Saharan Africa, Latin America and Caribbean	2	2	189	-	-	193
Other	1	-	218	-	10	229
Total financial markets	184	17	605	1	20	827
Infrastructure and natural resources						
Asia	553	69	2	-	-	624
Europe, Middle East and North Africa	572	38	52	-	59	721
Sub-Saharan Africa, Latin America and Caribbean	1,204	40	10	6	34	1,294
Other	-	1	-	-	-	1
Total infrastructure and natural resources	2,329	148	64	6	93	2,640
Telecom, media & technology, and venture investing						
Asia	-	49	-	-	-	49
Europe, Middle East and North Africa	-	23	11	-	-	34
Sub-Saharan Africa, Latin America and Caribbean	-	87	11	-	-	98
Other	-	108	17	-	-	125
Total infrastructure and natural resources	-	267	39	-	-	306
Maximum exposure to VIEs	**$ 3,207**	**$ 560**	**$ 725**	**$ 7**	**$ 114**	**$ 4,613**
of which:						
Carrying value	2,651	361	575	7	83	3,677
Committed but not disbursed	556	199	150	-	31	936

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2014					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 100	$ -	$ 19	$ -	$ -	$ 119
Europe, Middle East and North Africa	352	19	-	-	-	371
Sub-Saharan Africa, Latin America and Caribbean	195	47	-	-	1	243
Total manufacturing, agribusiness and services	647	66	19	-	1	733
Financial markets						
Asia	156	17	-	-	10	183
Europe, Middle East and North Africa	10	375	200	3	-	588
Sub-Saharan Africa, Latin America and Caribbean	43	64	70	75	-	252
Other	3	8	210	-	1	222
Total financial markets	212	464	480	78	11	1,245
Infrastructure and natural resources						
Asia	548	64	14	-	-	626
Europe, Middle East and North Africa	601	29	10	-	53	693
Sub-Saharan Africa, Latin America and Caribbean	1,114	39	13	6	32	1,204
Total infrastructure and natural resources	2,263	132	37	6	85	2,523
Maximum exposure to VIEs	**$ 3,122**	**$ 662**	**$ 536**	**$ 84**	**$ 97**	**$ 4,501**
of which:						
Carrying value	2,610	660	536	84	74	3,964
Committed but not disbursed	512	2	-	-	23	537

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. From July 1, 2014, IFC advisory services to governments on investment climate and financial sector development are being delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.

Donor funds under administration and IFC's funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC's other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of September 30, 2014, other assets include undisbursed donor funds of $454 million ($437 million - June 30, 2014) and IFC's advisory services funding of $204 million ($175 million - June 30, 2014). Included in other liabilities as of September 30, 2014 is $454 million ($437 million - June 30, 2014) of refundable undisbursed donor funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2014 and 2013 (US$ millions):

	Three months ended September 30,					
	2014			2013		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 35	$ 9	$ 5	$ 30	$ 6	$ 4
Interest cost	32	6	4	30	5	2
Expected return on plan assets	(47)	(7)	-	(38)	(5)	-
Amortization of prior service cost	1	1	*	*	1	*
Amortization of unrecognized net loss	5	2	3	5	1	2
Net periodic pension cost	**$ 26**	**$ 11**	**$ 12**	**$ 27**	**$ 8**	**$ 8**

*Less than $0.5 million

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC's derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

	September 30, 2014			
Assets	Gross amount of assets presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral received	
Derivative assets	$ 3,360*	$ 1,265	$ 932***	$ 1,163
Resale agreements	526	526	-	-
Total assets	**$ 3,886**	**$ 1,791**	**$ 932**	**$ 1,163**

	September 30, 2014			
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral pledged	
Derivative liabilities	$ 2,835**	$ 1,265	$ -	$ 1,570
Repurchase and securities lending agreements	5,910	5,906	-	4
Total liabilities	**$ 8,745**	**$ 7,171**	**$ -**	**$ 1,574**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

Assets	June 30, 2014 Gross amount of assets presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet Financial instruments	 Collateral received	Net amount
Derivative assets	$ 3,328*	$ 1,133	$ 986***	$ 1,209
Resale agreements	420	420	-	-
Total	**$ 3,748**	**$ 1,553**	**$ 986**	**$ 1,209**

Liabilities	June 30, 2014 Gross amount of liabilities presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet Financial instruments	 Collateral pledged	Net amount
Derivative liabilities	$ 2,123**	$ 1,133	$ -	$ 990
Repurchase and securities lending agreements	5,167	5,167	-	-
Total	**$ 7,290**	**$ 6,300**	**$ -**	**$ 990**

* Includes accrued income of $458 million and $416 million as of September 30, 2014 and June 30, 2014 respectively.
** Includes accrued charges of $154 million and $138 million as of September 30, 2014 and June 30, 2014 respectively.
*** Includes cash collateral of $82 million and $95 million as September 30, 2014 and June 30, 2014 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

IFC's derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association ("ISDA" Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC's ISDA Agreements are appended by a Credit Support Annex ("CSA") that provide for the receipt of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce its mark-to market exposure to derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability for the obligation to return it on its balance sheet. Securities received as collateral are not recognized on IFC's balance sheet. However, IFC may rehypothecate such collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of September 30, 2014, IFC had $107 million ($120 million at June 30, 2014) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of September 30, 2014, all of which may be rehypothecated, was $1,461 million ($1,345 million - June 30, 2014). As of September 30, 2014, $664 million of such collateral was rehypothecated under securities lending agreements ($781 million - June 30, 2014).

Collateral given by IFC to counterparties in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements. At September 30, 2014, trading securities with a carrying amount (fair value) of $191 million ($207 million - June 30, 2014) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $1,320 million ($1,328 million - June 30, 2014).

Under the CSA's IFC is generally not required to pledge collateral unless its credit rating is downgraded from its current AAA. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $1,216 million at September 30, 2014 ($680 million at June 30, 2014). At September 30, 2014, IFC had no collateral posted under these agreements. If IFC's credit rating was downgraded from its current AAA to AA+ or below, then collateral in the amount of $632 million would be required to be posted against net liability positions with counterparties at September 30, 2014 ($282 million at June 30, 2014).

IFC's resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE Q – RELATED PARTY TRANSACTION

During the three months ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC's consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.

NOTE R – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.



KPMG LLP
1676 International Drive
McLean, VA 22102

Independent Auditors' Review Report

President and Board of Directors
International Finance Corporation:

Report on the Financial Statements
We have reviewed the condensed consolidated financial statements of the International Finance Corporation (IFC), which comprise the condensed consolidated balance sheet as of September 30, 2014, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2014 and 2013.

Management's Responsibility
IFC's management is responsible for the preparation and fair presentation of the condensed consolidated financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors' Responsibility
Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Consolidated Balance Sheet as of June 30, 2014
We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the consolidated balance sheet as of June 30, 2014, and the related consolidated statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2014. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2014, is consistent, in all material respects, with the audited financial statements from which it has been derived.

KPMG LLP

November 12, 2014

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2014
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
15_07XXXXX	AUD	750,000,000	704,212,500	3.25	7/22/2014
15_33XXXXX	AUD	12,403,101	10,831,628	4.3	9/29/2014
15_40XXXXX	AUD	450,000,000	399,555,000	3.25	9/24/2014
	Sum Of Notional	**1,212,403,101**	**1,114,599,128**		
15_12XXXXX	BRL	236,000,000	104,547,367	8.88	8/4/2014
15_14XXXXX	BRL	209,100,000	93,754,203	8.52	7/30/2014
15_19XXXXX	BRL	75,000,000	32,986,607	10	8/7/2014
15_23XXXXX	BRL	150,000,000	65,302,569	10.5	8/8/2014
15_24XXXXX	BRL	50,000,000	22,143,490	10	8/19/2014
15_28XXXXX	BRL	50,000,000	21,872,266	10	8/26/2014
15_35XXXXX	BRL	75,000,000	32,060,188	10.5	9/15/2014
15_37XXXXX	BRL	75,000,000	31,697,730	10	9/19/2014
15_42XXXXX	BRL	50,000,000	20,660,730	0	9/29/2014
15_43XXXXX	BRL	100,000,000	41,965,672	10.5	9/25/2014
	Sum Of Notional	**1,070,100,000**	**466,990,823**		
15_10YYYYX	CAD	32,000,000	29,449,659	2.5	7/30/2014
	Sum Of Notional	**32,000,000**	**29,449,659**		
15_22XXXXX	CNY	750,000,000	121,828,401	2	8/8/2014
15_41XXXXX	CNY	1,000,000,000	162,956,686	3.1	9/24/2014
	Sum Of Notional	**1,750,000,000**	**284,785,087**		
15_03XXXXX	EUR	150,000,000	204,090,000	0.31	7/15/2014
15_05XXXXX	EUR	100,000,000	136,250,000	0.31	7/14/2014
	Sum Of Notional	**250,000,000**	**340,340,000**		
15_500XXXX	INR	12,000,000	196,899	8.88	9/24/2014
15_501XXXX	INR	36,000,000	590,697	8.88	9/24/2014
15_502XXXX	INR	36,000,000	590,697	8.88	9/24/2014
15_503XXXX	INR	36,000,000	590,697	8.88	9/24/2014
15_504XXXX	INR	42,000,000	689,146	8.88	9/24/2014
15_505XXXX	INR	42,000,000	689,146	8.88	9/24/2014
15_506XXXX	INR	48,000,000	787,595	9	9/24/2014
15_507XXXX	INR	48,000,000	787,595	9	9/24/2014
15_508XXXX	INR	1,500,000,000	24,287,565	7.97	9/30/2014
15_509XXXX	INR	1,500,000,000	24,287,565	8	9/30/2014
	Sum Of Notional	**3,300,000,000**	**53,497,601**		
14_111XXXX	JPY	500,000,000	4,934,860	3	7/10/2014
15_01XXXXX	JPY	1,150,000,000	11,275,615	4.6	7/29/2014
15_06XXXXX	JPY	1,000,000,000	9,749,915	3.05	8/15/2014
15_13XXXXX	JPY	1,290,000,000	12,577,390	3	8/15/2014
15_21XXXXX	JPY	3,370,000,000	32,524,248	5.5	8/28/2014
15_32XXXXX	JPY	2,460,000,000	22,474,990	4	9/29/2014
	Sum Of Notional	**9,770,000,000**	**93,537,018**		
14_108XXXX	NOK	196,140,000	31,780,032	2.3	7/1/2014
15_11YYYYX	NOK	261,000,000	41,697,953	2.5	7/30/2014
	Sum Of Notional	**457,140,000**	**73,477,985**		
14_107XXXX	NZD	45,339,000	39,685,227	2.4	7/1/2014
14_112XXXX	NZD	11,620,000	9,885,134	4.13	7/30/2014
15_15XXXXX	NZD	11,363,000	9,522,762	4.13	8/28/2014
15_29XXXXX	NZD	12,103,000	9,399,795	4.16	9/29/2014
	Sum Of Notional	**80,425,000**	**68,492,918**		
15_27YYYYY	PEN	118,000,000	41,895,970	0	8/19/2014
	Sum Of Notional	**118,000,000**	**41,895,970**		
15_02XXXXX	USD	3,000,000,000	3,000,000,000	1.75	7/10/2014
15_04XXXXX	USD	150,000,000	150,000,000	1	7/15/2014
15_08XXXXX	USD	3,414,000	3,414,000	2.5	7/18/2014
15_09XXXXX	USD	3,985,000	3,985,000	1.25	7/18/2014
15_16XXXXX	USD	100,000,000	100,000,000	0.18	8/5/2014
15_17XXXXX	USD	500,000	500,000	2	8/4/2014
15_18XXXXX	USD	3,345,000	3,345,000	1.25	8/4/2014
15_20XXXXX	USD	100,000,000	100,000,000	2.7	8/20/2014
15_25XXXXX	USD	250,000,000	250,000,000	0.2	8/18/2014
15_26XXXXX	USD	1,263,000	1,263,000	1.25	8/15/2014
15_31XXXXX	USD	200,000,000	200,000,000	0.18	9/4/2014
15_34XXXXX	USD	100,000,000	100,000,000	1.81	9/15/2014
15_36XXXXX	USD	200,000,000	200,000,000	0.18	9/19/2014
15_38XXXXX	USD	2,526,000	2,526,000	1.25	9/19/2014
15_39XXXXX	USD	5,595,000	5,595,000	2	9/19/2014
	Sum Of Notional	**4,120,628,000**	**4,120,628,000**		

TOTAL NEW MARKET BORROWINGS **6,687,694,188**

New Medium and Long-Term IBRD and IDA Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
15_30XXXXX	USD	1,178,900,000	1,178,900,000	1.84	9/2/2014
	Sum Of Notional	**1,178,900,000**	**1,178,900,000**		

TOTAL NEW IBRD and IDA BORROWINGS **1,178,900,000**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2014

Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
10_104XXXX	BRL	16,500,000	7,429,588	8.1	7/14/2014
10_65XXXXX	BRL	16,620,000	7,450,409	8.2	7/28/2014
11_28XXXXX	BRL	175,000,000	76,705,604	7.45	8/14/2014
13_13XXXXX	BRL	100,000,000	44,509,725	5.25	8/20/2014
13_30XXXXX	BRL	25,000,000	11,127,431	5.25	8/20/2014
13_33XXXXX	BRL	35,000,000	15,578,404	5.25	8/20/2014
13_54XXXXX	BRL	25,000,000	11,127,431	5.25	8/20/2014
	Sum Of Notional	**393,120,000**	**173,928,593**		
13_20YYYYY	CNY	500,000,000	81,396,106	1.88	8/28/2014
	Sum Of Notional	**500,000,000**	**81,396,106**		
01_84XXXXX	JPY	1,000,000,000	9,506,155	1.37	9/8/2014
03_60_B1XX	JPY	3,000,000,000	28,257,900	6.92	9/9/2014
04_04_B1XX	JPY	5,000,000,000	46,670,089	2.25	9/16/2014
04_35_B1XX	JPY	1,000,000,000	9,740,418	2.43	8/19/2014
04_54_B2XX	JPY	1,600,000,000	14,674,187	3.19	9/22/2014
04_58_B2XX	JPY	500,000,000	4,577,287	3.69	9/25/2014
06_02_B1XX	JPY	600,000,000	5,855,658	3	8/18/2014
08_07_B1XX	JPY	500,000,000	4,837,695	3.35	8/20/2014
08_08_B1XX	JPY	500,000,000	4,763,493	5.06	9/4/2014
08_13_B1XX	JPY	500,000,000	4,568,087	5.7	9/29/2014
09_125_B1X	JPY	500,000,000	4,584,632	3.11	9/26/2014
	Sum Of Notional	**14,700,000,000**	**138,035,603**		
13_03XXXXX	RUB	1,000,000,000	28,583,679	6.25	7/24/2014
	Sum Of Notional	**1,000,000,000**	**28,583,679**		
10_13XXXXX	TRY	202,000,000	93,748,550	0.5	8/14/2014
13_02XXXXX	TRY	100,000,000	47,030,052	6.63	7/11/2014
	Sum Of Notional	**302,000,000**	**140,778,602**		
06_24_B1XX	USD	12,500,000	12,500,000	5.09	9/29/2014
06_25_B1XX	USD	14,285,714	14,285,714	4.98	9/22/2014
08_02_B1XX	USD	14,285,714	14,285,714	7.73	7/25/2014
08_03_B1XX	USD	6,666,667	6,666,667	5.7	7/30/2014
13_21_B1XX	USD	100,000,000	100,000,000	0.8	9/15/2014
	Sum Of Notional	**147,738,096**	**147,738,096**		

TOTAL MATURED MARKET BORROWINGS	**710,460,678**
Net Decrease in Short-term Borrowings for the quarter ended September 30, 2014	**70,264,803**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2014
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
15_07XXXXX	AUD	750,000,000	704,212,500	3.25	7/22/2014
15_33XXXXX	AUD	12,403,101	10,831,628	4.3	9/29/2014
15_40XXXXX	AUD	450,000,000	399,555,000	3.25	9/24/2014
	Sum Of Notional	**1,212,403,101**	**1,114,599,128**		
15_12XXXXX	BRL	236,000,000	104,547,367	8.88	8/4/2014
15_14XXXXX	BRL	209,100,000	93,754,203	8.52	7/30/2014
15_19XXXXX	BRL	75,000,000	32,986,607	10	8/7/2014
15_23XXXXX	BRL	150,000,000	65,302,569	10.5	8/8/2014
15_24XXXXX	BRL	50,000,000	22,143,490	10	8/19/2014
15_28XXXXX	BRL	50,000,000	21,872,266	10	8/26/2014
15_35XXXXX	BRL	75,000,000	32,060,188	10.5	9/15/2014
15_37XXXXX	BRL	75,000,000	31,697,730	10	9/19/2014
15_42XXXXX	BRL	50,000,000	20,660,730	0	9/29/2014
15_43XXXXX	BRL	100,000,000	41,965,672	10.5	9/25/2014
	Sum Of Notional	**1,070,100,000**	**466,990,823**		
15_10YYYYX	CAD	32,000,000	29,449,659	2.5	7/30/2014
	Sum Of Notional	**32,000,000**	**29,449,659**		
15_22XXXXX	CNY	750,000,000	121,828,401	2	8/8/2014
15_41XXXXX	CNY	1,000,000,000	162,956,686	3.1	9/24/2014
	Sum Of Notional	**1,750,000,000**	**284,785,087**		
15_03XXXXX	EUR	150,000,000	204,090,000	0.31	7/15/2014
15_05XXXXX	EUR	100,000,000	136,250,000	0.31	7/14/2014
	Sum Of Notional	**250,000,000**	**340,340,000**		
15_500XXXX	INR	12,000,000	196,899	8.88	9/24/2014
15_501XXXX	INR	36,000,000	590,697	8.88	9/24/2014
15_502XXXX	INR	36,000,000	590,697	8.88	9/24/2014
15_503XXXX	INR	36,000,000	590,697	8.88	9/24/2014
15_504XXXX	INR	42,000,000	689,146	8.88	9/24/2014
15_505XXXX	INR	42,000,000	689,146	8.88	9/24/2014
15_506XXXX	INR	48,000,000	787,595	9	9/24/2014
15_507XXXX	INR	48,000,000	787,595	9	9/24/2014
15_508XXXX	INR	1,500,000,000	24,287,565	7.97	9/30/2014
15_509XXXX	INR	1,500,000,000	24,287,565	8	9/30/2014
	Sum Of Notional	**3,300,000,000**	**53,497,601**		
14_111XXXX	JPY	500,000,000	4,934,860	3	7/10/2014
15_01XXXXX	JPY	1,150,000,000	11,275,615	4.6	7/29/2014
15_06XXXXX	JPY	1,000,000,000	9,749,915	3.05	8/15/2014
15_13XXXXX	JPY	1,290,000,000	12,577,390	3	8/15/2014
15_21XXXXX	JPY	3,370,000,000	32,524,248	5.5	8/28/2014
15_32XXXXX	JPY	2,460,000,000	22,474,990	4	9/29/2014
	Sum Of Notional	**9,770,000,000**	**93,537,018**		
14_108XXXX	NOK	196,140,000	31,780,032	2.3	7/1/2014
15_11YYYYX	NOK	261,000,000	41,697,953	2.5	7/30/2014
	Sum Of Notional	**457,140,000**	**73,477,985**		
14_107XXXX	NZD	45,339,000	39,685,227	2.4	7/1/2014
14_112XXXX	NZD	11,620,000	9,885,134	4.13	7/30/2014
15_15XXXXX	NZD	11,363,000	9,522,762	4.13	8/28/2014
15_29XXXXX	NZD	12,103,000	9,399,795	4.16	9/29/2014
	Sum Of Notional	**80,425,000**	**68,492,918**		
15_27YYYYY	PEN	118,000,000	41,895,970	0	8/19/2014
	Sum Of Notional	**118,000,000**	**41,895,970**		
15_02XXXXX	USD	3,000,000,000	3,000,000,000	1.75	7/10/2014
15_04XXXXX	USD	150,000,000	150,000,000	1	7/15/2014
15_08XXXXX	USD	3,414,000	3,414,000	2.5	7/18/2014
15_09XXXXX	USD	3,985,000	3,985,000	1.25	7/18/2014
15_16XXXXX	USD	100,000,000	100,000,000	0.18	8/5/2014
15_17XXXXX	USD	500,000	500,000	2	8/4/2014
15_18XXXXX	USD	3,345,000	3,345,000	1.25	8/4/2014
15_20XXXXX	USD	100,000,000	100,000,000	2.7	8/20/2014
15_25XXXXX	USD	250,000,000	250,000,000	0.2	8/18/2014
15_26XXXXX	USD	1,263,000	1,263,000	1.25	8/15/2014
15_31XXXXX	USD	200,000,000	200,000,000	0.18	9/4/2014
15_34XXXXX	USD	100,000,000	100,000,000	1.81	9/15/2014
15_36XXXXX	USD	200,000,000	200,000,000	0.18	9/19/2014
15_38XXXXX	USD	2,526,000	2,526,000	1.25	9/19/2014
15_39XXXXX	USD	5,595,000	5,595,000	2	9/19/2014
	Sum Of Notional	**4,120,628,000**	**4,120,628,000**		
TOTAL NEW MARKET BORROWINGS			**6,687,694,188**		

New Medium and Long-Term IBRD and IDA Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
15_30XXXXX	USD	1,178,900,000	1,178,900,000	1.84	9/2/2014
	Sum Of Notional	**1,178,900,000**	**1,178,900,000**		
TOTAL NEW IBRD and IDA BORROWINGS			**1,178,900,000**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2014

Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
10_104XXXX	BRL	16,500,000	7,429,588	8.1	7/14/2014
10_65XXXXX	BRL	16,620,000	7,450,409	8.2	7/28/2014
11_28XXXXX	BRL	175,000,000	76,705,604	7.45	8/14/2014
13_13XXXXX	BRL	100,000,000	44,509,725	5.25	8/20/2014
13_30XXXXX	BRL	25,000,000	11,127,431	5.25	8/20/2014
13_33XXXXX	BRL	35,000,000	15,578,404	5.25	8/20/2014
13_54XXXXX	BRL	25,000,000	11,127,431	5.25	8/20/2014
	Sum Of Notional	**393,120,000**	**173,928,593**		
13_20YYYYY	CNY	500,000,000	81,396,106	1.88	8/28/2014
	Sum Of Notional	**500,000,000**	**81,396,106**		
01_84XXXXX	JPY	1,000,000,000	9,506,155	1.37	9/8/2014
03_60_B1XX	JPY	3,000,000,000	28,257,900	6.92	9/9/2014
04_04_B1XX	JPY	5,000,000,000	46,670,089	2.25	9/16/2014
04_35_B1XX	JPY	1,000,000,000	9,740,418	2.43	8/19/2014
04_54_B2XX	JPY	1,600,000,000	14,674,187	3.19	9/22/2014
04_58_B2XX	JPY	500,000,000	4,577,287	3.69	9/25/2014
06_02_B1XX	JPY	600,000,000	5,855,658	3	8/18/2014
08_07_B1XX	JPY	500,000,000	4,837,695	3.35	8/20/2014
08_08_B1XX	JPY	500,000,000	4,763,493	5.06	9/4/2014
08_13_B1XX	JPY	500,000,000	4,568,087	5.7	9/29/2014
09_125_B1X	JPY	500,000,000	4,584,632	3.11	9/26/2014
	Sum Of Notional	**14,700,000,000**	**138,035,603**		
13_03XXXXX	RUB	1,000,000,000	28,583,679	6.25	7/24/2014
	Sum Of Notional	**1,000,000,000**	**28,583,679**		
10_13XXXXX	TRY	202,000,000	93,748,550	0.5	8/14/2014
13_02XXXXX	TRY	100,000,000	47,030,052	6.63	7/11/2014
	Sum Of Notional	**302,000,000**	**140,778,602**		
06_24_B1XX	USD	12,500,000	12,500,000	5.09	9/29/2014
06_25_B1XX	USD	14,285,714	14,285,714	4.98	9/22/2014
08_02_B1XX	USD	14,285,714	14,285,714	7.73	7/25/2014
08_03_B1XX	USD	6,666,667	6,666,667	5.7	7/30/2014
13_21_B1XX	USD	100,000,000	100,000,000	0.8	9/15/2014
	Sum Of Notional	**147,738,096**	**147,738,096**		

TOTAL MATURED MARKET BORROWINGS	**710,460,678**
Net Decrease in Short-term Borrowings for the quarter ended September 30, 2014	**70,264,803**

IFC | International Finance Corporation
WORLD BANK GROUP

File No. 83-5
Regulation IFC: Rule 2

November 13, 2014

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 2 of Regulation IFC are two copies of (a) Management's Discussion & Analysis and Condensed Consolidated Financial Statements September 30, 2014 (unaudited) of International Finance Corporation ("IFC") for the quarter ended September 30, 2014 and (b) a list of IFC's borrowings from the market and from the International Bank for Reconstruction and Development under its Master Loan Agreement for the quarter ended September 30, 2014.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION



Lydia R. Omardin
Legal Analyst